EXHIBIT 99.3
                                                                   ------------



===============================================================================






ABITIBI-CONSOLIDATED INC.

Consolidated Financial Statements

DECEMBER 31, 2006, 2005 AND 2004







===============================================================================

ABITIBI-CONSOLIDATED INC.
-------------------------------------------------------------------------------

Index to Consolidated Financial Statements


                                                                           PAGE
                                                                           ----

Management's Report.........................................................(i)

Management's Report on internal control over financial reporting...........(ii)

Auditors' Report.....................................................(iii)-(iv)

Consolidated Statements of Earnings and Consolidated
        Statements of Deficit...............................................(v)

Consolidated Statements of Cash Flows......................................(vi)

Consolidated Balance Sheets...............................................(vii)

Consolidated Business Segments...........................................(viii)

Consolidated Geographic Segments...........................................(ix)

Notes to Consolidated Financial Statements..............................1 to 36

MANAGEMENT'S REPORT

The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company's management and have been approved by its Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts, which are based on best estimates and judgment. Financial information provided elsewhere in the Annual Report is consistent with that shown in the consolidated financial statements.

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with generally accepted accounting principles. A team of internal auditors regularly evaluates the effectiveness of the Company's accounting systems, policies and internal controls and procedures for financial reporting, and presents its findings to senior management and informs the Audit Committee of its conclusions arising from this evaluation.

External and internal auditors have free and independent access to the Audit Committee, which is comprised of five independent members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report appears herein.



/s/ John W. Weaver                                /s/ Pierre Rougeau
------------------------                          ------------------------
JOHN W. WEAVER                                    PIERRE ROUGEAU
President and Chief Executive Officer             Senior Vice-President,
                                                  Corporate Development and
                                                  Chief Financial Officer


March 6, 2007
Montreal, Quebec, Canada




                                                                            (i)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, more specifically, the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the financial reporting of the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting as well as the preparation and the presentation of the Company's financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles.

The Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as at December 31, 2006 based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management has concluded that such internal control over financial reporting was effective based on those criteria as at December 31, 2006. There are no material weaknesses that have been identified by management in this regard, as of December 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as at December 31, 2006 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which follows.



/s/ John W. Weaver                                /s/ Pierre Rougeau
------------------------                          ------------------------
JOHN W. WEAVER                                    PIERRE ROUGEAU
President and Chief Executive Officer             Senior Vice-President,
                                                  Corporate Development and
                                                  Chief Financial Officer


March 6, 2007
Montreal, Quebec, Canada




                                                                           (ii)

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ABITIBI-CONSOLIDATED INC.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Abitibi-Consolidated Inc. (the "Company") as of December 31, 2006 and audits of its December 31, 2005 and 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of the Company as at December 31, 2006 and 2005, and the related consolidated statements of earnings, deficit and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company's financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company's consolidated financial statements as at December 31, 2005 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited management's assessment, included in the accompanying Management's report on internal control over financial reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.


                                                                          (iii)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control -- Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control -- Integrated Framework issued by the COSO.


/s/ PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS
Montreal, Quebec, Canada
March 6, 2007





                                                                           (iv)

ABITIBI-CONSOLIDATED INC.
Consolidated Statements of Earnings

YEARS ENDED DECEMBER 31
(in millions of Canadian dollars, unless otherwise noted)

                                                                                   2006              2005              2004
------------------------------------------------------------------------------------------------------------------------------
                                                                                      $                 $                 $
Sales                                                                             4,851             5,342             5,299
------------------------------------------------------------------------------------------------------------------------------
                                                                                  3,612             3,866             3,770
Cost of products sold, excluding amortization
Distribution costs                                                                  517               591               592
Countervailing, anti-dumping and other duties (note 4)                             (169)               67                50
Selling, general and administrative expenses                                        133               169               169
Mill closure and other elements (note 6)                                            (9)                46                39
Amortization of plant and equipment (note 5 and note 15)                            424               863               919
Amortization of intangible assets (note 16)                                          16                16                16
------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss) from continuing operations                                  327              (276)             (256)
Financial expenses (note 7)                                                         307               412               375
Gain on translation of foreign currencies                                           (10)             (101)             (317)
Other expenses (income) (note 8)                                                     28                10               (16)
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before the following items                 2              (597)             (298)
Income tax recovery (note 10)                                                       (85)             (271)             (176)
Share of earnings from investments subject to significant influence                   4                 2                 6
Non-controlling interests                                                           (37)              (29)              (10)
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                                           54              (353)             (126)
Earnings from discontinued operations (note 9)                                        -                 3                90
------------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                                                  54              (350)              (36)
==============================================================================================================================

Per common share (in dollars, basic and diluted) (note 23)
   Earnings (loss) from continuing operations                                      0.12             (0.81)            (0.29)
   Net earnings (loss)                                                             0.12             (0.80)            (0.08)
==============================================================================================================================

Weighted average number of common shares outstanding (in millions)                  440               440               440
Common shares outstanding, end of year (in millions)                                440               440               440
==============================================================================================================================


Consolidated Statements of Deficit

YEARS ENDED DECEMBER 31
(in millions of Canadian dollars)                                                  2006              2005              2004
------------------------------------------------------------------------------------------------------------------------------
                                                                                      $                 $                 $
Deficit, beginning of year                                                         (875)             (481)              (401)
Net earnings (loss)                                                                  54              (350)               (36)
Dividends declared                                                                  (22)              (44)               (44)
------------------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                                               (843)             (875)              (481)
==============================================================================================================================

See accompanying Notes to consolidated financial statements.

                                                                            (v)

ABITIBI-CONSOLIDATED INC.
Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31
(in millions of Canadian dollars)

                                                                                     2006             2005              2004
-------------------------------------------------------------------------------------------------------------------------------
                                                                                        $                $                 $
CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                                             54             (353)             (126)
Amortization                                                                          440              879               935
Future income taxes (note 10)                                                         (68)            (194)             (182)
Loss (gain) on translation of foreign currency long-term debt                           6             (154)             (356)
Employee future benefits, excess of funding over expense                              (73)             (65)             (116)
Long-term portion of countervailing and anti-dumping duties receivable
   (note 4)                                                                            41                -               (44)
Non-cash mill closure elements                                                          -               19                28
Gain on disposal of assets (note 6)                                                   (20)             (58)                -
Gain on disposal of an investment (note 8)                                              -               (2)              (25)
Non-controlling interests                                                              37               29                10
Other non-cash items                                                                  (18)              30                19
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      399              131               143
Changes in non-cash operating working capital components (note 11)                   (167)              33              (146)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) continuing operating activities                             232              164                (3)
-------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                            558            1,172             1,004
Repayment of long-term debt (note 20)                                                (470)          (1,881)             (766)
Financing fees                                                                          -              (14)               (9)
Dividends paid to shareholders                                                        (22)             (44)              (55)
Dividends and cash distributions paid to non-controlling interests                    (44)             (31)              (16)
Other                                                                                   -                1                 3
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities of continuing operations                22             (797)              161
-------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                                           (165)            (177)             (256)
Additions to intangible assets                                                         (3)               -                 -
Business acquisitions, net of cash and cash equivalents (note 3)                        -              (13)                8
Acquisition of non-controlling interests (note 3)                                       -                -                (7)
Net proceeds on disposal of discontinued operations (note 3)                            -              693               112
Net proceeds on disposal of an investment (note 8)                                      1                2                57
Net proceeds on disposal of property, plant and equipment and other assets             32               64                 4
Receipt on note receivable                                                             10                -                 -
Other                                                                                   2               (3)               (4)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) investing activities of continuing operations              (123)             566               (86)
-------------------------------------------------------------------------------------------------------------------------------

Cash generated by (used in) continuing operations                                     131              (67)               72
Cash generated by discontinued operations (note 9)                                      -                3                15
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                      131              (64)               87
Foreign currency translation adjustment on cash                                         5               (4)               (5)
Cash and cash equivalents, beginning of year                                           67              135                53
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                203               67               135
===============================================================================================================================

Cash and cash equivalents, end of year, related to:
   Continuing operations                                                              203               67               115
   Discontinued operations                                                              -                -                20
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      203               67               135
===============================================================================================================================

See accompanying Notes to consolidated financial statements.

                                                                           (vi)

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheets

YEARS ENDED DECEMBER 31
(in millions of Canadian dollars)

                                                                         2006               2005
---------------------------------------------------------------------------------------------------
                                                                            $                  $
ASSETS
CURRENT ASSETS
Cash and cash equivalents (note 12)                                       203                 67
Accounts receivable                                                       362                436
Inventories (note 13)                                                     683                652
Prepaid expenses                                                           53                 52
Future income taxes (note 10)                                              70                  -
---------------------------------------------------------------------------------------------------
                                                                        1,371              1,207

Property, plant and equipment (note 15)                                 3,984              4,260
Intangible assets (note 16)                                               460                473
Employee future benefits (note 21)                                        328                248
Future income taxes (note 10)                                             322                414
Other assets (note 18)                                                    200                146
Goodwill (note 17)                                                      1,297              1,296
---------------------------------------------------------------------------------------------------
                                                                        7,962              8,044
===================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 19)                        785                933
Long-term debt due within one year (note 20)                               72                 18
---------------------------------------------------------------------------------------------------
                                                                          857                951

Long-term debt (note 20)                                                3,792              3,744
Employee future benefits (note 21)                                        162                154
Future income taxes (note 10)                                             629                716
Non-controlling interests                                                  71                 78

SHAREHOLDERS' EQUITY
Capital stock (note 22)                                                 3,518              3,518
Contributed surplus (note 24)                                              40                 34
Deficit                                                                  (843)              (875)
Foreign currency translation adjustment (note 25)                        (264)              (276)
---------------------------------------------------------------------------------------------------
                                                                        2,451              2,401
---------------------------------------------------------------------------------------------------

                                                                        7,962              8,044
===================================================================================================

Commitments and contingencies (note 27)

See accompanying Notes to consolidated financial statements.


Approved by The Board:


/s/ John W. Weaver                            /s/ Gary J. Lukassen
------------------------                      ------------------------
JOHN W. WEAVER                                GARY J. LUKASSEN
President and Chief Executive Officer         Chairman of the Audit Committee


                                                                          (vii)

ABITIBI-CONSOLIDATED INC.
Consolidated Business Segments

YEARS ENDED DECEMBER 31
(in millions of Canadian dollars, unless otherwise noted)

---------------------------------------------------------------------------------------------------------------------------------
                                                   AMORTIZATION    OPERATING                         ADDITIONS         SALES
                                                            AND       PROFIT                        TO CAPITAL        VOLUME
                                        SALES    IMPAIRMENT (1)   (LOSS) (1)            ASSETS      ASSETS (2)   (UNAUDITED)
---------------------------------------------------------------------------------------------------------------------------------
                                            $                $            $                  $              $
2006
Newsprint                               2,607              237          215              4,358             84         3,486  (a)
Commercial printing papers              1,511              156          (32)             2,742             52         1,748  (a)
Wood products (3)                         733               47          144                862             32         1,858  (b)
---------------------------------------------------------------------------------------------------------------------------------
Continuing operations                   4,851              440          327              7,962            168
=================================================================================================================================

2005
Newsprint                               2,892              531         (228)             4,490             70         3,972  (a)
Commercial printing papers              1,552              297          (89)             2,701             69         1,782  (a)
Wood products (3)                         898               51           41                853             38         1,965  (b)
---------------------------------------------------------------------------------------------------------------------------------
Continuing operations                   5,342              879         (276)             8,044            177
=================================================================================================================================

2004
Newsprint                               2,795              702         (362)                               96         3,971  (a)
Commercial printing papers              1,479              177          (52)                              141         1,738  (a)
Wood products (3)                       1,025               56          158                                19         2,169  (b)
---------------------------------------------------------------------------------------------------------------------------------
Continuing operations                   5,299              935         (256)                              256
=================================================================================================================================

 (1) Specific items affecting:

                                 MILL CLOSURE AND OTHER ELEMENTS
                             ------------------------------------------
                                  MILL    GAIN ON SALE       OTHER      COUNTERVAILING,       SG&A    AMORTIZATION      TOTAL
                               CLOSURE       OF ASSETS    ELEMENTS         ANTI-DUMPING   EXPENSES             AND   SPECIFIC
                                 COSTS                          (4)    AND OTHER DUTIES         (5)     IMPAIRMENT      ITEMS
    --------------------------------------------------------------------------------------------------------------------------
                                     $               $           $                    $          $               $          $
    2006
    Newsprint                       (7)            (18)          8                    -         (6)              -        (23)
    Commercial printing
    papers                           -               -           7                    -         (3)              -          4
    Wood products                    -               -           1                 (171)        (2)              -       (172)
                             -------------------------------------------------------------------------------------------------
                                    (7)            (18)         16                 (171)       (11)              -       (191)
                             =================================================================================================

    2005
    Newsprint                       89               -           9                    -          -             247        345
    Commercial printing
    papers                           -             (53)          -                    -          -             124         71
    Wood products                    1               -           -                    -          -               -          1
                             -------------------------------------------------------------------------------------------------
                                    90             (53)          9                    -          -             371        417
                             =================================================================================================

    2004
    Newsprint                       17               -           8                    -          -             364        389
    Commercial printing
    papers                           7               -           7                    -          -               -         14
    Wood products                    -               -           -                  (32)         -               -        (32)
                             -------------------------------------------------------------------------------------------------
                                    24               -          15                  (32)         -             364        371
                             =================================================================================================

 (2) Capital assets include property, plant and equipment and intangible assets.
 (3) Wood products sales exclude inter-segment sales of $162 million in 2006 (2005 - $172 million, 2004 - $177 million).
 (4) Other elements include early retirement program, labour force reductions, start-up costs and air emission credits.
 (5) Related to the reversal of prior years' provision of capital tax included in selling, general and administrative expenses.

 (a) in thousands of tonnes
( b) in millions of board feet


See accompanying Notes to consolidated financial statements.

                                                                         (viii)

ABITIBI-CONSOLIDATED INC.
Consolidated Geographic Segments

YEARS ENDED DECEMBER 31
(in millions of Canadian dollars)

Sales, capital assets (1) and goodwill by geographic manufacturing location are as follows:

                                                                                     CAPITAL ASSETS
                                                                           SALES       AND GOODWILL
------------------------------------------------------------------------------------------------------
                                                                               $                  $
2006
Canada                                                                     3,938              4,341
United States                                                                752              1,147
United Kingdom                                                               161                253
------------------------------------------------------------------------------------------------------

Continuing operations                                                      4,851              5,741
======================================================================================================


2005
Canada                                                                     4,417              4,587
United States                                                                741              1,192
United Kingdom                                                               184                250
------------------------------------------------------------------------------------------------------

Continuing operations                                                      5,342              6,029
======================================================================================================


2004
Canada                                                                     4,453
United States                                                                663
United Kingdom                                                               183
------------------------------------------------------------------------------------

Continuing operations                                                      5,299
====================================================================================


Sales by final destination are as follows:

                                                           2006             2005               2004
------------------------------------------------------------------------------------------------------
                                                              $                $                  $
Canada                                                       750             710                817
United States                                              3,190           3,547              3,508
Other countries                                              911           1,085                974
------------------------------------------------------------------------------------------------------

Continuing operations                                      4,851           5,342              5,299
======================================================================================================

(1) Capital assets include property, plant and equipment and intangible assets.






See accompanying Notes to consolidated financial statements.

                                                                           (ix)

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company") are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles ("US GAAP") and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement and disclosure differences are described in note 29 "Differences between Canadian and United States generally accepted accounting principles".

     PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its subsidiaries, as well as its joint ventures. The Company's interests in joint ventures are accounted for using the proportionate consolidation method. The investments in entities subject to significant influence are accounted for using the equity method.

     BUSINESS OF THE COMPANY
     The Company operates an integrated business in forest products. Operations are located in Canada, the United States and the United Kingdom. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce wood products and wood chips. The production and selling of wood products constitutes the "Wood products" segment. Chips are used in the production of newsprint, commercial printing papers and market pulp. The remaining fibre requirements for the production of newsprint and commercial printing papers is obtained mainly from the paper recycling facilities operated by the Company and from long-term supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. As newsprint is used to print newspapers and advertising flyers, demand is determined by circulation and advertising. The manufacturing and selling of commercial printing papers and a small volume of market pulp constitute the "Commercial printing papers" segment. Commercial printing papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines, catalogues, envelopes, instruction manuals and financial printing.

     Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customer for which sales exceed 10% of total sales.

     The accounting policies used in each of these business segments are the same as those described in this summary of significant accounting policies. The head office costs are distributed to the different segments using an appropriate method. Inter-segment transfers of wood chips and old papers are recorded at the exchange value, which is the amount agreed to by the parties.

     The business segments are managed separately because each segment requires different technology and marketing strategies. Business segment operating profit takes into account sales, cost of products sold, distribution costs, countervailing, anti-dumping and other duties, selling, general and administrative expenses, mill closure and other elements, amortization and impairment of plant and equipment and intangible assets as well as goodwill impairment for each business segment. Financial expenses, loss or gain on translation of foreign currencies, other expenses and income, income tax expense or recovery, share of earnings from investments subject to significant influence, as well as non-controlling interests are not allocated to specific business segments.

     USE OF ESTIMATES
     The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates are: useful lives of plant and equipment, impairment of long-lived assets and goodwill, employee future benefits, income taxes, asset retirement obligations and environmental accruals. Actual results could differ from those estimates.

     REVENUE

     The Company's revenues are essentially derived from sales of goods. Such revenues are recognized when persuasive evidence of an arrangement exists, the goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed or determinable and collection is reasonably assured. Sales are reported net of allowances and rebates.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     TRANSLATION OF FOREIGN CURRENCIES
     SELF-SUSTAINING FOREIGN OPERATIONS
     Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders' equity. Revenue and expense items are translated into Canadian dollars at the exchange rate in effect on the date on which such items are recognized into earnings.

     TRANSLATION OF OTHER FOREIGN CURRENCY TRANSACTIONS
     Monetary items denominated in foreign currency such as foreign currency debt are translated at the year-end exchange rate. The resulting exchange gains or losses are included in earnings of the year.

     Realized gains and losses on currency options and forward exchange contracts designated as hedges of anticipated revenues are recognized in earnings when such revenue is earned.

     CASH AND CASH EQUIVALENTS
     Cash and cash equivalents include cash on hand, demand deposits, banker's acceptances and commercial paper with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

     ACCOUNTS RECEIVABLE
     Accounts receivable are recorded at cost, net of a provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the book value of the accounts receivable sold to the total of the cash proceeds received from the sale and the fair value of the retained interest in such receivables on the date of the transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in "Other expenses (income)" in the consolidated statements of earnings in the period in which they are incurred.

     As at December 31, 2006, accounts receivable recorded on the balance sheet are net of an allowance for doubtful accounts of $3 million (2005 - $4 million).

     INVENTORIES
     Wood products, newsprint and commercial printing papers inventories are valued at the lower of cost, determined on an average cost basis, and net realizable value.

     Logs, chips, other raw materials as well as production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

     INVESTMENTS
     Investments in entities subject to significant influence are accounted for using the equity method. Other investments are recorded at cost.

     PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION
     Property, plant and equipment are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets.

     Amortization is provided principally using the straight-line method, at rates which amortize the assets' cost over the useful lives as follows:

                                                                      YEARS
                                                                    ---------
          Buildings, pulp and paper mill production equipment        20 - 25
          Sawmill production equipment                               10 - 12
          Woodlands, roads, timberlands, camps and equipment         10 - 20
          Hydroelectric power plants                                      40

     Additions to plant and equipment are amortized from the date of operation. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     INTANGIBLE ASSETS AND AMORTIZATION
     Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the useful lives of the intangible assets.

                                                                     YEARS
                                                                  -----------
        Water rights                                                    40
        Cutting rights                                               25-33

     IMPAIRMENT OF LONG-LIVED ASSETS
     Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the book value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally using discounted future cash flows expected from their use and eventual disposition.

     OTHER ASSETS
     Other assets are reported at cost. Deferred financing fees are amortized over the life of the related long-term debt, which generally ranges from 5 to 30 years.

     GOODWILL
     Goodwill is subject to an annual impairment test performed during the fourth quarter of each year. The test will be performed more frequently if events or changes in circumstances indicate that goodwill might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based on discounted cash flows, exceeds the book value of the net assets of that reporting unit as at the assessment date. If the fair value is greater than the book value, no further impairment testing is necessary. In the event that the book value exceeds the fair value, a second test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its book value. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

     ENVIRONMENTAL COSTS
     The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued on a non-discounted basis and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can reasonably be estimated.

     ASSET RETIREMENT OBLIGATIONS
     Asset retirement obligations are recognized in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The obligation is initially measured at fair value and subsequently adjusted for the passage of time, using a credit adjusted risk-free interest rate, and any changes in the underlying cash flows. The costs are to be capitalized as part of the book value of the related asset and depreciated over its remaining useful life.

     EMPLOYEE FUTURE BENEFITS
     PENSION BENEFIT PLANS
     The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The determination of the net periodic benefit cost includes:

       o the cost of pension benefits provided in exchange of employees' services rendered during the year;

       o    the interest cost of pension obligations;

       o the expected long-term return on pension fund assets, which is based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes;

       o gains or losses on settlements, curtailments and special early retirement;

       o the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans (approximately 11 years); and

       o the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets, at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     The pension plans' obligations are determined in accordance with the projected benefit method prorated on services.

     OTHER BENEFIT PLANS
     The Company accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries based on assumptions determined by the Company. These benefits, which are funded by the Company as they become due, include life insurance programs as well as medical and dental benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

     INCOME TAXES
     Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets, liabilities and carry forward items, and measured using the tax rates and laws expected to apply in the years in which the assets and liabilities are expected to be recovered or settled. The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

     Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment.

     Investment tax credits are recognized in earnings as a reduction of research and development expenses, as part of cost of goods sold, when the Company has made the qualifying expenditures and there is a reasonable assurance that the credits will be realized.

     STOCK-BASED COMPENSATION PLANS
     The Company has  stock-based  compensation  plans,  which are described in note 24. The Company records, as a charge to earnings, the fair value of stock options at the grant date. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to "Capital stock". Stock-based compensation expense, related to stock option plans, is recognized using the straight-line method over the vesting period. The contributed surplus component of the stock-based compensation is transferred to capital stock upon the issuance of common shares.

     All costs related to the other stock-based compensation plans are accrued and expensed to earnings when earned or over the vesting period, if any.

     DERIVATIVE INSTRUMENTS
     The Company utilizes derivative instruments in the management of its foreign currency and interest rate exposures. The Company uses hedging instruments to hedge changes in fair value or cash flows for items with identified exposures. The Company also assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of hedging instruments. The Company uses hedge accounting to account for the derivative instruments formally designated as hedging instruments and the fair value method for derivative instruments not designated as hedging instruments.

     Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or cease to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the items being hedged.

     The Company hedges part of its foreign exchange exposure on anticipated cash inflows in US dollars and Euros through the use of options and forward exchange contracts. Resulting gains and losses, including premiums on options, are recognized when the designated hedge is exercised and are included in "Sales".

     The Company hedges part of its risk exposure to interest rates on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap agreements are recognized as adjustments to "Financial expenses".

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     ACCOUNTING PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED
     FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME
     In January 2005, the Canadian Institute of Chartered Accountants ("CICA") published the following three new sections of the CICA Handbook: Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3865, HEDGES and Section 1530, COMPREHENSIVE INCOME. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are, for the most part, harmonized with standards issued by the US Financial Accounting Standards Board ("FASB"). While management is currently assessing the effects of these new recommendations, impacts consistent with the adjustments described under note 29 d) 1, 2 and e) of these financial statements are expected. These new recommendations must be adopted by the Company for the fiscal year beginning on January 1, 2007. The application of these new recommendations is not expected to have a significant effect on the Company's financial position, earnings or cash flows but will require the Company to present a new statement entitled "Comprehensive Income".

     ACCOUNTING CHANGES
     During the year,  the CICA has issued a new section of the CICA  Handbook,
     Section 1506, ACCOUNTING CHANGES. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The Company will apply this standard on January 1, 2007.

     COMPARATIVE FIGURES
     Certain  comparative  figures  disclosed  in  the  consolidated  financial
     statements  have  been   reclassified  to  conform  to  the  present  year
     presentation.


2    MEASUREMENT UNCERTAINTY

     IMPAIRMENT OF GOODWILL
     The Company performs the required annual impairment test as of September 30 during the fourth quarter of each year. As at December 31, 2006, the Company had $1,297 million of goodwill, from which $858 million were related to the "Newsprint" segment and $439 million to the "Commercial printing papers" segment. The Company performed the 2006 goodwill impairment test and found that the fair value of both paper segments exceeded book value by at least 20%. The Company also performed sensitivity analyses under various scenarios and assumptions.

     Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit exceeds the book value of the net assets of that reporting unit as at the assessment date. The Company tests its goodwill for impairment using a two-step methodology. This two-step methodology contains estimates and judgments that are subjective and uncertain, and thus, may change over time.

     The Company conducted the initial step of the goodwill impairment test, consisting of making the determination of fair value, which the Company does by relying primarily on the discounted cash flows method. This method uses projections of cash flows from each of the reporting units. Key assumptions include estimated useful life of the long-lived assets, projections of trend price, production levels, production costs, market supply and demand, foreign exchange rates, inflation, weighted average cost of capital ("WACC") and capital spending. The assumptions are derived from (1) information generated internally, such as existing sales data based on current product lines and assumed production levels, as well as manufacturing costs; (2) independent industry research firms; and (3) other external published reports and forecasts. The Company's products are commodity products, therefore, pricing is inherently volatile and often follows a cyclical pattern. Trend prices are derived from forecasts prepared by Resource Information Systems Inc. ("RISI"), an independent external firm, taking into consideration the specific characteristics of the Company's products. The Company also uses RISI's currency exchange long-term forecast of CDN$1.00 equals US$0.86. To assure consistency with market valuation, the Company estimates its market valuation and compares it with results obtained with the discounted cash flow method.

     The second step is performed only when the book value exceeds the fair value. Under this scenario, a second test is performed whereby the fair value of the reporting unit's goodwill is estimated to determine if it is less than its book value. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

     The above-listed assumptions used in the calculation models are interrelated. The continuing degree of interrelationship of these assumptions is, in and of itself, a significant assumption. Because of the interrelationship among these assumptions, the Company does not believe it would be meaningful to provide additional sensitivity analysis on any of these individual assumptions, with the exception of paper prices and WACC. Based on the Company's most probable price outlook scenario, if trend price projections were to decrease by US$25 per tonne, the fair value would exceed book value by 12% for the "Newsprint" segment and would be about equal to book value in the "Commercial printing papers" segment. If the WACC, which is used to discount the projected cash flows, was lower,

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     the measure of the fair value of the Company's assets would increase. Conversely, if the WACC was higher, the measure of the fair value of the Company's assets would decrease. If the estimate of WACC was to increase by 25 basis points, the excess of the fair values of each of the reporting units would continue to exceed their book values amounts by at least 16%.

     Future changes in assumptions or the interrelationship of the assumptions may negatively impact future valuations. In future measurements of fair value, adverse changes in discounted cash flow assumptions could result in an impairment of goodwill that would require a non-cash charge to the consolidated statements of earnings and may have a material effect on the Company's consolidated financial statements.

     IMPAIRMENT OF LONG-LIVED ASSETS
     During the fourth quarter of 2006, the Company conducted the initial step of the impairment tests on the Bridgewater, United Kingdom paper mill and on the "Wood products" segment as a result of operating losses. The Company also conducted the initial step on the indefinitely idled Lufkin, Texas paper mill. Estimates of future cash flows used to test the recoverability of a long-lived asset are mainly derived in the same manner as the projections of cash flows used in the initial step of the goodwill impairment test. In addition, the impairment test for the Lufkin paper mill was performed in light of a scenario of the mill's restart producing lightweight coated paper under a partnership structure.

     The Company concluded that the recognition of an impairment charge for the business units analyzed was not required, as the estimated undiscounted cash flows exceeded the book values by at least 32%. Certain paper mills and sawmills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the book value of these assets. The total book value of these assets was $250 million, $174 million and $344 million for the "Newsprint", "Commercial printing papers" and "Wood products" segments, respectively, as at December 31, 2006.

     See note 5 [Impairment of long-lived assets] for the write downs and impairment charges recorded by the Company in 2005 and 2004.


3    ACQUISITIONS AND DIVESTITURE

     2005

     i)  DIVESTITURE

         On November 17, 2005, the Company completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd ("PanAsia") to Norske Skogindustrier ASA of Norway for a cash consideration of $712 million (US$600 million), less $11 million of post-closing transaction costs, plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. No price adjustment has been booked as at December 31, 2006. The Company recorded a gain of $3 million (loss of $10 million net of income taxes) related to this transaction. The $10 million loss is included in "Earnings from discontinued operations" in the consolidated statements of earnings.

     ii) ACQUISITION

         In 2005, the Company acquired the remaining 57% of the softwood sawmill assets owned by Gestofor Inc. The sawmill is located in Saint-Raymond de Portneuf, Quebec. The results of the acquired business have been included in the consolidated financial statements since January 1, 2005.

     2004

     i)  ACQUISITION OF NON-CONTROLLING INTERESTS

         On  June  2,  2004,   the  Company   exercised  its  option,   at  the
         predetermined amount of $7 million (US$5 million), to acquire the other joint venture partner's 50% non-controlling interest in Alabama River Newsprint Company ("Alabama") and Alabama River Recycling Company ("Alabama Recycling"). As part of this transaction, the Company renounced its loan receivable from the partner, and the partner renounced its right to the subordinated long-term debt. The book value of the non-controlling interest amounted to $90 million as at June 2, 2004. The $12 million excess of consideration over the book value of non-controlling interest has been allocated to property, plant and equipment.

     ii) BUSINESS ACQUISITIONS

         On May 17, 2004, the Company acquired the assets of Cooperative Forestiere Laterriere for a cash consideration of $10 million. The consideration paid was entirely allocated to property, plant and equipment. The results of the acquired business have been included in the consolidated financial statements since the effective date of the acquisition.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

         On July 1, 2004, the Company acquired, for a cash consideration of $14 million (US$10.5 million) an additional 2.5% interest in Augusta Newsprint Company ("Augusta"), a company operating a newsprint mill located in Augusta, Georgia. As a result of this transaction, the Company's interest rose from 50% to 52.5% and control was obtained. Effective as at the date of acquisition and in accordance with Section 1590 of the CICA Handbook, the Company's consolidated financial statements include all the accounts of Augusta, which is no longer included on a proportionate consolidation basis. The effect of this business transaction has been reflected in the consolidated financial statements since the effective date of the acquisition.

         These  acquisitions  were  accounted for using the purchase  method of accounting, whereby the total cost of the acquisitions has been allocated to the assets acquired and to the liabilities assumed based upon their respective fair values at the effective date of acquisition.

      The fair value of net assets acquired, net liabilities assumed or book value of net assets sold were as follows:

                                                                                        2005                  2004
      --------------------------------------------------------------------------------------------------------------------------
                                                                            Net assets         Net assets     Net liabilities
                                                                                  sold           acquired             assumed
      --------------------------------------------------------------------------------------------------------------------------
                                                                                     $                  $                   $
      Net assets acquired, net liabilities assumed or net assets sold
         Current assets, excluding cash and cash
         equivalents                                                               174                  8                  21
         Property, plant and equipment                                             814                  5                  78
         Intangible assets                                                           5                 21                   -
         Other non-current assets                                                    4                  -                   1
         Goodwill                                                                   75                  -                   4
         Current liabilities                                                       (81)                (1)                (11)
         Long-term debt                                                           (346)                (1)                (37)
         Employee future benefits                                                    -                  -                  (9)
         Future income tax liabilities                                             (46)                (8)                  -
         Non-controlling interests                                                 (33)                 -                 (55)
         Foreign currency translation adjustment                                   120                  -                   -
      --------------------------------------------------------------------------------------------------------------------------
      Fair value of net assets acquired or net liabilities
         assumed or book value of net assets sold                                  686                 24                  (8)
      ==========================================================================================================================

      Consideration paid (received)
         Cash (net of cash and cash equivalents)                                  (689)                13                  (8)
         Transaction costs payable                                                  (4)                 -                   -
         Book value of investment in Gestofor Inc.                                   -                 11                   -
      --------------------------------------------------------------------------------------------------------------------------
                                                                                  (693)                24                  (8)

      ==========================================================================================================================

4    COUNTERVAILING, ANTI-DUMPING AND OTHER DUTIES

     In December 2006, the Company received a refund of $270 million (US $239 million) in countervailing and anti-dumping deposits. Taking into consideration the account receivable of $59 million (US$52 million) recorded in 2004, revenue of $171 million was recognized in 2006, mostly related to the agreement and settlement by the governments of Canada and the United States on the softwood lumber dispute, as well as a related interest income of $32 million (note 7). The $171 million revenue is a reversal of previous years' countervailing and anti-dumping duties.

     The new export tax expense on softwood lumber effective in the fourth quarter of 2006 amounted to $2 million.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

5    IMPAIRMENT OF LONG-LIVED ASSETS

     2005
     In 2005, the Company recorded asset write downs and impairment charges of $203 million ($138 million net of income taxes), mainly due to the permanent closure of its Stephenville, Newfoundland and Kenora, Ontario newsprint mills. The book value of the property, plant and equipment has been written down to its fair value, which represented the present value of the estimated net proceeds from dismantling, redeployment and disposal based on experience with the disposal of similar assets. The Company also recognized an impairment charge of $125 million ($77 million net of income taxes) related to the property, plant and equipment of the Lufkin paper mill as some of its long-lived assets were no longer recoverable and exceeded their fair value. Furthermore, following the sale of timberlands in the Thunder Bay area, in Ontario, the Company assessed its Fort William, Ontario paper mill to fair value and recognized an impairment charge of $43 million ($29 million net of income taxes). Of the $371 million of write downs and impairment charges, $247 million was included in the "Newsprint" segment and $124 million was included in the
     "Commercial printing papers" segment. The revenues that used to be generated from those closed assets are now generated by the other mills of the Company.

     2004
     During the fourth quarter of 2004, the Company recognized asset write downs of $364 million ($235 million net of income taxes) related to the property, plant and equipment located in Sheldon, Texas, and Port-Alfred, Quebec, as these long-lived assets were no longer recoverable and exceeded their fair value. The Company subsequently announced, on January 26, 2005, the permanent shutdown of the Sheldon and Port-Alfred mills, due to excess paper production capacity in the general business and high production costs. The book value of the property, plant and equipment was written down to its fair value, representing the present value of the estimated net proceeds from dismantling, redeployment and disposal, based on experience with disposal value of similar assets. Those assets are included in the "Newsprint" segment. The revenues that used to be generated from those closed assets are now generated by the other mills of the Company.


6    MILL CLOSURE AND OTHER ELEMENTS

     2006
     In 2006, the Company recorded favourable mill closure and other elements of $9 million ($4 million net of income taxes), resulting mainly from the sale of the Sheldon mill and from the reversal of related asset retirement obligations. These favourable elements were partially offset, mainly by mill closure and other elements charges, in most part related to the Company's initiative to review its Selling, General and Administrative expenses at Head Office, as well as its general and administrative costs incurred at the mills, where these expenses are included in cost of products sold. The mill closure and other elements included in the "Newsprint", "Commercial printing papers" and "Wood products" segments were a credit of $17 million, a charge of $7 million and a charge of $1 million, respectively.

     2005
     With respect to the permanent closure of the Kenora and Stephenville paper mills, as well as the Champneuf, Quebec sawmill, and the closure of one paper machine at the Bridgewater paper mill announced in December 2005, the Company recorded a charge of $90 million ($62 million net of income taxes) in 2005. The Company also recorded in 2005 a charge of $9 million ($6 million net of income taxes) of early retirement program and labour force reductions. Of those mill closure and other elements, $98 million was included in the "Newsprint" segment and $1 million was included in the "Wood products" segment. During the fourth quarter, the Company also recorded a gain on the sale of timberlands in the Thunder Bay area for an amount of $53 million ($48 million net of income taxes). This gain was included in the "Commercial printing papers" segment.

     2004
     With respect to the permanent closure of its Sheldon and Port-Alfred paper mills, the Company recorded a charge of $28 million ($18 million net of income taxes) for obsolescence of inventory and asset retirement obligations related to environmental matters.

     During the year 2004, $12 million of additional costs ($7 million net of income taxes) resulting from the 2003 idling of the Lufkin and Port-Alfred mills were recorded, as well as $7 million ($4 million net of income taxes) of start-up costs related to the Alma project.

     During the year 2004, following the 2002 indefinite idling of the Sheldon mill, the Company sold some air emission credits. The resulting gain on disposal amounted to $8 million ($5 million net of income taxes) and was included in "Mill closure and other elements".

     The mill closure and other elements included in the "Newsprint" segment and in the "Commercial printing papers" segment were $25 million and $14 million, respectively.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     The following table provides the components of the mill closure and other elements for the years ended December 31:

                                                                                      2006             2005            2004
     --------------------------------------------------------------------------------------------------------------------------
                                                                                         $                $               $
     Severance and other labour-related costs                                           13               32               3
     Defined benefit pension and other benefits costs                                    -               12               -
     Early retirement program                                                            2                9               -
     Inventory obsolescence                                                              1               18              17
     Asset retirement obligations related to environmental matters                      (7)              12              11
     Gain on sale of assets                                                            (18)             (53)              -
     Gain on sale of air emission credits                                                -                -              (8)
     Contractual obligations                                                            (2)              10               -
     Start-up costs                                                                      -                -               7
     Costs incurred for idling and other                                                 2                6               9
     --------------------------------------------------------------------------------------------------------------------------
                                                                                        (9)              46              39
     ==========================================================================================================================

     The following table provides a reconciliation of the mill closure elements provision (excluding defined benefit pension and other benefits cost, early retirement program and labour force reductions, inventory obsolescence, asset retirement obligations and other gains), for the years ended December 31:

                                                                                     2006              2005             2004
     --------------------------------------------------------------------------------------------------------------------------
                                                                                        $                 $                $
     Mill closure elements provision, beginning of year                                 38               17               62
     Mill closure elements incurred during the year                                      -               49               12
     Mill closure elements reversed during the year                                     (4)               -                -
     Payments                                                                          (27)             (28)             (57)
     --------------------------------------------------------------------------------------------------------------------------
     Mill closure elements provision, end of year                                        7               38               17
     ==========================================================================================================================

     The Company expects to pay most of the balance of the provision for mill closure elements within the next twelve months.


7    FINANCIAL EXPENSES

                                                                                      2006             2005            2004
     --------------------------------------------------------------------------------------------------------------------------
                                                                                         $                $               $
     Interest on long-term debt                                                        321              364              352
     Amortization of deferred financing elements related to debt                        16               23               19
     Premium on early retirement of debt and other elements related to
        early debt retirement                                                            -               32                -
     Interest income                                                                   (37)             (17)              (3)
     Other                                                                              7                10                7
     --------------------------------------------------------------------------------------------------------------------------
                                                                                       307              412              375
     ==========================================================================================================================

     In 2006, interest income includes $32 million related to the settlement of the softwood lumber dispute. In 2005, $11 million of interest income was recognized in relation to tax refunds.

     During 2005, due to early long-term debt retirements, the Company recorded a write off of $3 million for unamortized deferred financing fees.

     Net payment of interest on long-term debt in 2006 amounted to $321 million (2005 - $376 million, 2004 - $359 million).

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

8        OTHER EXPENSES (INCOME)

                                                                                      2006              2005            2004
     --------------------------------------------------------------------------------------------------------------------------
                                                                                         $                 $               $
     Discount on sale of accounts receivable (note 26 d)                                28                17               7
     Gain on disposal of an investment                                                   -                (2)            (25)
     Other                                                                               -                (5)              2
     --------------------------------------------------------------------------------------------------------------------------
                                                                                        28                10             (16)
     ==========================================================================================================================

     On May 19, 2004, the Company sold its 21% interest in Voyageur Panel Limited for gross proceeds of $57 million. The Company recorded a gain of $25 million, before income taxes, related to this transaction. In 2005, the Company received a purchase price adjustment of $2 million related to this transaction.


9    DISCONTINUED OPERATIONS

     On November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia. Accordingly, the information pertaining to PanAsia is no longer included on a proportionate consolidation basis, but presented as discontinued operations in the Company's consolidated financial statements. Comparative figures were reclassified to exclude PanAsia's results from the Company's continuing operations.

     On February 27, 2004, the Company sold the remaining 25% interest in SFK GP for gross proceeds of $118 million. The Company recorded a gain of $85 million, before income taxes, after considering the original cost of the investment, the reversal of a deferred gain related to this investment and $6 million of transaction costs.

     Condensed earnings from discontinued operations are as follows:

                                                                                      2006             2005            2004
     --------------------------------------------------------------------------------------------------------------------------
                                                                                         $                $               $
     Sales                                                                               -              430             502
     --------------------------------------------------------------------------------------------------------------------------

     Operating profit                                                                    -               33              37
     Financial expenses                                                                  -               13              13
     Gain (loss) on disposal of business, net of income taxes (2005 -
        tax recovery of $13 million, 2004 - tax expense of $15 million)                  -              (10)             75
     --------------------------------------------------------------------------------------------------------------------------
     Earnings from discontinued operations                                               -                3              90
     --------------------------------------------------------------------------------------------------------------------------
                                                                                         -             0.01            0.21
     Earnings per common share from discontinued operations
     ==========================================================================================================================

     Condensed cash flows from discontinued operations are as follows:
                                                                                      2006             2005             2004
     --------------------------------------------------------------------------------------------------------------------------
                                                                                         $                $                $
     Cash flows from operating activities                                                -               36              69
     Cash flows from financing activities                                                -               33              78
     Cash flows used in investing activities                                             -              (66)           (132)
     --------------------------------------------------------------------------------------------------------------------------

     Cash flows generated by discontinued operations                                     -                3              15
     ==========================================================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     Condensed business segments from discontinued operations are as follows:

                                                                                       2006             2005             2004
     ---------------------------------------------------------------------------------------------------------------------------
                                                                                          $                $                $
     NEWSPRINT
     Sales                                                                                -              354              410
     Amortization                                                                         -               40               40
     Operating profit                                                                     -               26               30
     Additions to capital assets                                                          -               64              128

     COMMERCIAL PRINTING PAPERS
     Sales                                                                                -               76               92
     Amortization                                                                         -                6                7
     Operating profit                                                                     -                7                7
     Additions to capital assets                                                          -                1                2

10   INCOME TAXES

     a)  RECONCILIATION OF INCOME TAXES

         The following table provides a reconciliation of income taxes computed at the combined statutory rate, to income tax recovery presented on the consolidated statements of earnings:

                                                                                       2006             2005              2004
         -----------------------------------------------------------------------------------------------------------------------
                                                                                          $                $                 $
         Income tax expense (recovery) based on combined basic Canadian federal and provincial tax rates (2006 - 33.5%, 2005 - 31.6%,
            2004 - 32.4%)                                                                 1              (189)             (97)
         Manufacturing and processing allowances                                          -                3                (7)
         Difference in tax rates for foreign subsidiaries                                 5               (6)               (8)
         Charge (recovery) from change in tax rates                                     (63)              38                 -
         Non-taxable portion of foreign exchange gain and loss                            2              (30)              (45)
         Canadian large corporations tax                                                  -                6                 7
         Re-evaluation of current and future income tax assets and
            liabilities                                                                 (31)             (29)              (17)
         Tax exempt items                                                                 -              (50)               12
         Non-taxable portion of gain on disposal of capital assets                        -              (11)                -
         Charges for calculation of temporary differences  (1)                           12                -                 -
         Other                                                                          (11)              (3)              (21)
         -----------------------------------------------------------------------------------------------------------------------

         Income tax recovery                                                            (85)            (271)             (176)
         =======================================================================================================================

         Significant components of the income tax recovery are as follows:

                                                                                       2006             2005              2004
         -----------------------------------------------------------------------------------------------------------------------
                                                                                          $                $                 $
         Current income tax expense (recovery)                                          (17)             (77)                6
         Future income tax expense (recovery) relating to movement in
            timing differences                                                           34             (198)             (117)
         Future income tax recovery relating to operating loss carry
            forwards                                                                    (51)             (34)              (65)
         Charges for calculation of temporary differences  (1)                           12                -                 -
         Future income tax charge (recovery) resulting from rate changes                (63)              38                 -
         -----------------------------------------------------------------------------------------------------------------------

         Income tax recovery                                                            (85)            (271)             (176)
         =======================================================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

         (1) The Company completed a calculation of the tax value of the temporary differences, using the income tax rates applicable in the years in which the assets and liabilities are expected to be recovered or settled.

     b)  COMPONENTS OF FUTURE INCOME TAX ASSETS AND LIABILITIES

         The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

                                                                                        2006             2005
          ------------------------------------------------------------------------------------------------------
                                                                                           $                $
          Future income tax assets
             Research and development expenditure pool                                   133                -
             Loss carry forwards                                                         532              870
          ------------------------------------------------------------------------------------------------------
                                                                                         665              870
          ------------------------------------------------------------------------------------------------------
          Future income tax liabilities
             Property, plant and equipment and intangible assets                        (647)            (972)
             Long-term debt                                                             (171)            (190)
             Other                                                                       (84)             (10)
          ------------------------------------------------------------------------------------------------------
                                                                                        (902)          (1,172)
          ------------------------------------------------------------------------------------------------------

                                                                                        (237)            (302)
          ------------------------------------------------------------------------------------------------------

          Classified in the consolidated balance sheets as
             Net current future income tax assets                                         70                -
             Net non-current future income tax assets                                    322              414
             Net non-current future income tax liabilities                              (629)            (716)
          ------------------------------------------------------------------------------------------------------
                                                                                        (237)            (302)
          ======================================================================================================

     c)  LOSS CARRY FORWARDS AND RESEARCH AND DEVELOPMENT EXPENDITURE POOL

         The Company believes that it is more likely than not that these deferred tax assets will ultimately be realized.

         CANADA FEDERAL AND PROVINCIAL TAX JURISDICTIONS

         At December 31, 2006 and 2005, the Company had Canadian and provincial (other than Quebec) net operating loss carry forwards of $104 million and $1,032 million, respectively, and Quebec net operating loss carry forwards of $105 million and $1,299 million, respectively. These loss carry forwards expire at various dates between 2009 and 2026. In addition, $114 million of Canadian investment tax credit carry forwards expiring between 2011 and 2026 were available to reduce future income taxes.

         During 2006, the Canadian tax authorities completed the audits of the 2001 through 2005 fiscal periods for two of the Company's major Canadian legal entities. The completion of these audits allowed the Company to review certain discretionary tax deductions claimed in previous years. More specifically, the Company elected to reduce for all years audited, the amount of tax depreciation claimed and to defer the deduction of certain research and development expenditures to future years. As a result, the Company has significantly reduced the amount of losses carried forward for Canadian and provincial tax purposes.

         At December 31, 2006, the Company had Canadian and provincial (other than Quebec) research and development expenditure pool of $430 million (2005 - nil) and Quebec research and development expenditures pool of $435 million (2005 - nil). These research and development expenditure pools do not have an expiry date.

         UNITED STATES FEDERAL AND STATE TAX JURISDICTIONS
         At December 31, 2006 and 2005, the Company had United States federal and state net operating loss carry forwards of $1,310 million (US$1,124 million) and $1,301 million (US$1,119 million), respectively. These loss carry forwards expire at various dates between 2007 and 2026.

         OTHER TAX JURISDICTIONS
         At December 31, 2006 and 2005, the Company had other tax jurisdictions net operating loss carry forwards totalling $68 million and $67 million, respectively. These loss carry forwards do not have an expiry date.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     d)  GEOGRAPHIC INFORMATION RELATED TO INCOME TAXES

         Earnings (loss) from continuing operations before income taxes arose in the following tax jurisdictions:

                                                                                        2006            2005           2004
         ----------------------------------------------------------------------------------------------------------------------
                                                                                           $               $              $
            Domestic                                                                     (77)          (460)            (27)
            Foreign                                                                       79           (137)           (271)
         ----------------------------------------------------------------------------------------------------------------------
                                                                                           2           (597)           (298)
         ======================================================================================================================

         The income tax expense (recovery) by geographic distribution is as follows:

                                                                                        2006           2005            2004
         ----------------------------------------------------------------------------------------------------------------------
                                                                                           $              $               $
         Current income taxes
            Domestic                                                                     (19)           (80)              5
            Foreign                                                                        2              3               1
         ----------------------------------------------------------------------------------------------------------------------
                                                                                         (17)           (77)              6
         ======================================================================================================================

         Future income taxes
            Domestic                                                                     (95)          (139)            (70)
            Foreign                                                                       27            (55)           (112)
         ----------------------------------------------------------------------------------------------------------------------
                                                                                         (68)          (194)           (182)
         ----------------------------------------------------------------------------------------------------------------------

          Income tax recovery                                                            (85)          (271)           (176)
         ======================================================================================================================

     e)  OTHER DISCLOSURES

         In the normal course of business, the Company is subject to audits from taxation authorities. These audits may alter the timing or amount of the taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount recorded. The Company believes that taxes recorded on the consolidated balance sheets fairly represent the amount of future tax liability due.

         Net cash receipts for income taxes in 2006 amounted to $4 million (2005 - cash receipts amounted to $40 million, 2004 - net payments amounted to $12 million).

11       SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                       2006            2005             2004
     --------------------------------------------------------------------------------------------------------------------------
                                                                                          $               $                $
     Changes in non-cash operating working capital from continuing operations
        Accounts receivable                                                              12             (51)             (87)
        Inventories                                                                     (29)              7               35
        Prepaid expenses                                                                 (1)              4               (9)
        Accounts payable and accrued liabilities                                       (149)             73              (85)
     --------------------------------------------------------------------------------------------------------------------------
                                                                                       (167)             33             (146)
     ==========================================================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

12       CASH AND CASH EQUIVALENTS

                                                                                                       2006              2005
     --------------------------------------------------------------------------------------------------------------------------
                                                                                                          $                 $
     Cash                                                                                                55               51
     Cash equivalents                                                                                   148               16
     --------------------------------------------------------------------------------------------------------------------------

                                                                                                        203               67
     ==========================================================================================================================

13       INVENTORIES

                                                                                                        2006             2005
     --------------------------------------------------------------------------------------------------------------------------
                                                                                                           $                $
     Newsprint and commercial printing papers                                                             99               88
     Wood products                                                                                       110              108
     Logs, chips and other raw materials                                                                 257              239
     Production and maintenance supplies                                                                 217              217
     --------------------------------------------------------------------------------------------------------------------------

                                                                                                         683              652
     ==========================================================================================================================

14   INVESTMENTS IN JOINT VENTURES

     The Company's consolidated financial position as at December 31, 2006 and 2005 and consolidated results of operations and cash flows for the years ended December 31, 2006, 2005, and 2004 include, on a proportionate consolidation basis, its 51% joint venture interest in Star Lake Hydro Partnership, and its investments in joint venture I-Joist mills in Quebec.

     The Company's consolidated results of operations and cash flows for the six-month period ended June 30, 2004 include on a proportionate consolidation basis, it's then 50% owned US joint venture partnership of Augusta (see note 3).

     CONDENSED STATEMENTS OF EARNINGS                                                 2006            2005             2004
     ------------------------------------------------------------------------------------------------------------------------
                                                                                         $               $                $
     Sales                                                                              65              76              136
     Operating expenses                                                                 57              70              116
     ------------------------------------------------------------------------------------------------------------------------
     Operating profit                                                                    8               6               20
     Non-operating expenses                                                              3               3                5
     ------------------------------------------------------------------------------------------------------------------------
     Net earnings                                                                        5               3               15
     ========================================================================================================================


     CONDENSED STATEMENTS OF CASH FLOWS                                               2006            2005             2004
     ------------------------------------------------------------------------------------------------------------------------
                                                                                         $               $                $
     Cash flows from operating activities                                                7               8               20
     Cash flows used in financing activities                                            (1)             (1)              (7)
     Cash flows used in investing activities                                            (1)             (1)             (37)
     ========================================================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     CONDENSED BALANCE SHEETS                                                         2006            2005
     --------------------------------------------------------------------------------------------------------
                                                                                         $               $
     ASSETS
     Current assets                                                                     21               20
     Property, plant and equipment, intangible assets and other
        non-current assets                                                              42               41

     LIABILITIES
     Current liabilities                                                                 8                9
     Long-term debt (including current portion)                                         24               24
     Other non-current liabilities                                                       1                1
     --------------------------------------------------------------------------------------------------------

15   PROPERTY, PLANT AND EQUIPMENT

                                                           2006                                              2005
     ----------------------------------------------------------------------------------------------------------------------------
                                                       ACCUMULATED         NET BOOK                     Accumulated    Net book
                                            COST      AMORTIZATION            VALUE          Cost      amortization       value
     ----------------------------------------------------------------------------------------------------------------------------
                                               $                 $                $             $                 $           $
     Buildings, pulp and paper
        mill production equipment          6,220             3,015            3,205         7,005             3,543       3,462
     Sawmill production equipment            640               458              182           625               428         197
     Woodlands, roads,
        timberlands, camps and
        equipment                            347               170              177           337               153         184
     Hydroelectric power plants              554               141              413           534               123         411
     Construction in progress                  7                 -                7             6                 -           6
     -----------------------------------------------------------------------------------------------------------------------------
                                           7,768             3,784            3,984         8,507             4,247       4,260
     =============================================================================================================================

     During 2005, the Company recorded asset write downs and impairment charges for an amount of $203 million mainly due to the permanent closure of its Stephenville and Kenora newsprint mills. Also, the Company recognized an impairment charge of $125 million related to the property, plant and equipment of the Lufkin paper mill. Furthermore, following the sale of timberlands in the Thunder Bay area, the Company assessed its Fort William paper mill to fair value and recognized an impairment charge of $43 million.

      The  related   expenses  are  included  in  "Amortization  of  plant  and equipment" in the consolidated statements of earnings.

      During 2006, no interest (2005 - no interest amount, 2004 - $4 million) has been capitalized in connection with capital projects.

      As at December 31, 2006, the net book value of idled and permanently closed plant facilities amounted to $273 million (2005 - $317 million).

16       INTANGIBLE ASSETS

                                                          2006                                        2005
     ---------------------------------------------------------------------------------------------------------------------------
                                              COST     ACCUMULATED     NET BOOK                    Accumulated     Net book
                                                      AMORTIZATION        VALUE          Cost     amortization         value
     ---------------------------------------------------------------------------------------------------------------------------
                                                 $               $            $             $                $             $
       Water rights                            503              84          419           500               72            428
       Cutting rights                           97              56           41            97               52             45
     ---------------------------------------------------------------------------------------------------------------------------

                                               600             140          460           597              124            473
     ---------------------------------------------------------------------------------------------------------------------------

     Based on the current value of intangible assets subject to amortization, the estimated amortization expense will be $16 million in each year from 2007 through 2011. As acquisitions and dispositions occur in the future, these amounts may vary.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

17   GOODWILL

                                                        2006                                          2005
      -------------------------------------------------------------------------------------------------------------------------
                                                      COMMERCIAL                                 Commercial
                                                        PRINTING                                   printing
                                        NEWSPRINT         PAPERS           TOTAL    Newsprint        papers           Total
      -------------------------------------------------------------------------------------------------------------------------
                                                $             $                $             $            $               $
      Goodwill, beginning of year             857           439            1,296           857          439           1,296
      Foreign exchange adjustment               1             -                1             -            -               -
      -------------------------------------------------------------------------------------------------------------------------

      Goodwill, end of year                   858           439            1,297           857          439           1,296
      -------------------------------------------------------------------------------------------------------------------------


18   OTHER ASSETS

                                                                                                      2006              2005
     --------------------------------------------------------------------------------------------------------------------------
                                                                                                         $                 $
     Research and development tax credits                                                              114                 -
     Deferred financing fees                                                                            39                46
     Countervailing and anti-dumping duties receivable
        (2005 - US$52 million) (note 4)                                                                  -                60
     Investments                                                                                        10                 9
     Other                                                                                              37                31
     --------------------------------------------------------------------------------------------------------------------------
                                                                                                       200               146
     ==========================================================================================================================

     In December 2006, the Company reclassified an amount of $85 million of research and development tax credits from accounts receivable to other assets due to the likely scenario of not using these deductions in 2007.


19   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     The components of accounts payable and accrued liabilities as at December 31 are as follows:

                                                                                                     2006              2005
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                        $                 $
       Trade payables                                                                                 386               431
       Payroll-related liabilities                                                                     72                75
       Compensated absences accrued                                                                    76                81
       Accrued interest                                                                                79                78
       Stumpage fees and silviculture payable                                                          26                35
       Freight payable                                                                                 30                27
       Payable on capital projects                                                                     15                21
       Provision for environment (note 27 b)                                                           19                23
       Income and other taxes payable                                                                  17                55
       Provision for mill closure elements (note 6)                                                     7                38
       Provision for asset retirement obligations (note 27 b)                                          18                24
       Other                                                                                           40                45
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                      785               933
     =========================================================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

20       LONG-TERM DEBT

      a) RECOURSE AND NON-RECOURSE DEBT
                                                                                                       2006        2005
         ---------------------------------------------------------------------------------------------------------------
                                                                                                          $           $
         Recourse
              Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers' acceptances, prime, U.S. base rate or LIBOR, maturing in
                December 2008                                                                           180          70
              US$15 million 6.95% notes matured on December 15, 2006                                      -          17
              US$61 million 7.625% notes due May 15, 2007                                                71          71
              US$196 million 6.95% notes due April 1, 2008 (2005 - US$200 million)                      223         225
              US$150 million 5.25% notes due June 20, 2008                                              175         175
              US$150 million 7.875% notes due August 1, 2009                                            173         171
              US$395 million 8.55% notes due August 1, 2010                                             460         460
              US$200 million 7.75% notes due June 15, 2011                                              233         233
              US$200 million, three-month LIBOR plus 3.5% floating-rate notes due June 15,
              2011                                                                                      233         233
              US$350 million 6.00% notes due June 20, 2013                                              408         407
              US$450 million 8.375% notes due April 1, 2015                                             524         523
              US$100 million 7.40% debentures due April 1, 2018                                         102         101
              US$250 million 7.50% debentures due April 1, 2028                                         244         241
              US$250 million 8.50% debentures due August 1, 2029                                        276         274
              US$450 million 8.85% debentures due August 1, 2030                                        524         523
              Other recourse debt                                                                        14          14
         Non-recourse (9.2% amortized loan maturing  April 1, 2023) (1)                                  24          24
         ---------------------------------------------------------------------------------------------------------------
                                                                                                      3,864       3,762
         Less: Due within one year                                                                       72          18
         ---------------------------------------------------------------------------------------------------------------
                                                                                                      3,792       3,744
         ===============================================================================================================

         (1) This loan is described as non-recourse as it has no recourse to the Company but is secured by the Star Lake Hydro Partnership's assets.

         On September 28, 2006, the Company increased its credit agreement from $700 million to $750 million as a new lender joined the banking syndicate. On October 3, 2005, the Credit Agreement was renewed into two new Bank Credit facilities. The $550 million Facility A is secured by certain fixed assets and the $200 million Facility B (2005 - $150 million) is secured by certain working capital elements. Available liquidities were $477 million as at December 31, 2006 (2005 - $545 million). Amounts drawn on Facility A do not require reimbursement before maturity. As at December 31, 2006, the Company had outstanding letters of credit pursuant to this revolving facility, for an amount of $93 million (2005 - $85 million). The unused portion of the facilities incurs a commitment fee of 0.6%. The bank credit facility requires the Company to meet specific financial ratios, which are met as at December 31, 2006.

         On December 15, 2006, the Company repaid the remaining US$15 million of 6.95% notes due 2006 and US$4 million of 6.95% notes due 2008.

         On December 16, 2005, the Company repaid a total of US$579 million comprised of US$185 million of 6.95% notes due 2006, US$139 million of 7.625% notes due 2007, US$50 million of 6.95% notes due 2008, US$100 million of 7.875% notes due 2009 and US$105 million of 8.55% notes due 2010.

         On August 1, 2005, the Company repaid the remaining US$64 million of the 8.30% notes due 2005.

         On March 28, 2005, the Company issued US$450 million of 8.375% notes due 2015. The net proceeds of the issue were used to repay, on March 29, 2005, US$337 million of 8.30% notes due August 1, 2005 and on April 5, 2005, US$100 million of 6.95% notes due December 15, 2006.

         On June 15, 2004, the Company issued through a private placement US$200 million of 7.75% notes due 2011 and US$200 million of three-month LIBOR plus 3.5% floating-rate notes due 2011. These notes have subsequently been exchanged for public notes, with essentially the same terms and conditions, pursuant to an exchange offer. The net proceeds of these issues were used to repay Alabama's US$118 million floating-rate term loan, to repay bank indebtedness and for general corporate purposes.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     b)  SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                                                             $
         ---------------------------------------------------------------------------------------
         2007                                                                                72
         2008 (1)                                                                           579
         2009                                                                               177
         2010                                                                               465
         2011                                                                               471
         Thereafter                                                                       2,100
         ---------------------------------------------------------------------------------------
                                                                                          3,864
         =======================================================================================

         (1) Includes $180 million from bank credit facilities.

     c)  FAIR VALUE OF LONG-TERM DEBT
         The estimated fair value of the long-term debt as at December 31, 2006 is at $3,499 million (2005 - $3,528 million) and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at December 31, 2006.


21       EMPLOYEE FUTURE BENEFITS

     a)  DEFINED CONTRIBUTION PLANS
         The Company contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to the Company's contribution. The 2006 pension expense was $15 million (2005 - $14 million, 2004 - $14 million).

     b)  DEFINED BENEFIT PLANS
         The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and final average employee earnings. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions as reviewed by independent actuaries.

     c)  OTHER BENEFIT PLANS
         The Company provides other benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The other benefit expense and the obligation related to the other benefit plans are actuarially determined using management's most probable assumptions as reviewed by independent actuaries.

     d)  DESCRIPTION OF FUND ASSETS
         The assets of the pension plans are held by an independent custodian and are accounted for separately in the Company's pension funds. The pension plan target percentage allocations and weighted average asset allocations as at December 31, by asset category, are as follows:

                                                Target
                                            Allocation         2006         2005
         -----------------------------------------------------------------------
                                                     %            %            %
         Debt securities                            50           47           49
         Equity and other securities                50           53           51
         -----------------------------------------------------------------------
                                                   100          100          100
         =======================================================================

     e)  FUNDING POLICY
         The Company makes contributions that are required to provide for benefits earned in the year and fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

         The Company's funding policy is in accordance with the regulatory authorities' requirements and is determined by actuarial valuation conducted at least on a triennial basis for Canadian and United Kingdom pension plans and annually for U.S. pension plans. With regards to Canadian pension plans, the latest actuarial valuations were conducted as at December 31, 2005 for plans representing approximately 55% of the total plan assets fair value, as at December 31, 2004 for plans representing approximately 15% of the total plan assets fair value, and as at December 31, 2003 for the remaining plans.

         These valuations indicated a funding deficit at that time. Total cash contributions for all the Company's defined benefit pension plans are expected to be approximately $205 million in 2007, including $16 million related to mill closures, compared to $206 million paid in 2006 (2005 - $180 million, 2004 - $182 million).

     f)  INVESTMENT POLICY
         The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector or company. The Human Resources and Compensation Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance on the target mix. The Pension Investment Committee reviews investments regularly. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Fund's segregated accounts are prohibited from investing in the securities of the Company or its subsidiaries.

     g)  EXPECTED RETURN ON ASSETS ASSUMPTION
         The expected long-term rate of return on plan assets is based on several factors, including input from pension managers, consultants, and projected long-term returns on broad equity and bond indices. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio is developed considering the effects of active portfolio management and expenses paid from plan assets.

     h) INFORMATION ABOUT THE COMPANY'S DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS IN AGGREGATE
         The following table presents the change in the accrued benefit obligation as calculated by independent actuaries, the change in the fair value of plan assets and the funded status of the plans:

                                                              PENSION BENEFIT PLANS    OTHER BENEFIT PLANS
         -------------------------------------------------------------------------------------------------
                                                                2006          2005       2006        2005
         -------------------------------------------------------------------------------------------------
                                                                   $             $          $           $
         CHANGE IN ACCRUED BENEFIT OBLIGATION
         Accrued benefit obligation, beginning of year         4,167         3,771        256         219
         Current service cost                                     94            85          4           3
         Interest cost                                           215           222         13          13
         Plan amendments                                           9            10          -          20
         Actuarial loss (gain) on accrued benefit
            obligation                                             7           354        (6)          23
         Curtailment and special early retirement                  -            (6)         -          (3)
         Settlement                                                -            (9)         -           -
         Foreign exchange loss (gain)                             15           (23)         -          (4)
         Benefits paid                                          (273)         (237)       (16)        (15)
         -------------------------------------------------------------------------------------------------
         Accrued benefit obligation, end of year               4,234         4,167        251         256
         =================================================================================================

         CHANGE IN FAIR VALUE OF PLAN ASSETS
         Fair value of plan assets, beginning of year          3,293         2,992          -           -
         Actual return on plan assets                            363           350          -           -
         Employer's contributions                                206           180         16          15
         Plan participants' contributions                         28            30          -           -
         Benefits paid                                          (273)         (237)       (16)        (15)
         Settlement                                                -            (9)         -           -
         Foreign exchange gain (loss) and other                   10           (13)         -           -
         -------------------------------------------------------------------------------------------------
         Fair value of plan assets, end of year                3,627         3,293          -           -
         =================================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

                                                              PENSION BENEFIT PLANS    OTHER BENEFIT PLANS
         --------------------------------------------------------------------------------------------------
                                                                2006          2005       2006        2005
         --------------------------------------------------------------------------------------------------
                                                                   $             $          $           $
         FUNDED STATUS OF THE PLANS
         Funded status of the plans (deficit)                  (607)          (874)       (251)       (256)
         Unrecognized prior service cost                         96            100          24          26
         Unrecognized actuarial loss                            837          1,022          64          75
         Other components                                         2              -           1           1
         --------------------------------------------------------------------------------------------------
         Net amount recognized in balance sheets                328            248        (162)       (154)
         ==================================================================================================

         The following table presents defined benefit pension plans and other benefit plans for which the accrued benefit obligation is in excess of fair value of plan assets:

                                                              PENSION BENEFIT PLANS    OTHER BENEFIT PLANS
         -------------------------------------------------------------------------------------------------
                                                                2006          2005       2006        2005
         -------------------------------------------------------------------------------------------------
                                                                   $             $          $           $
         Accrued benefit obligation                            4,021         3,991        251         256
         Fair value of plan assets                             3,395         3,108          -           -
         --------------------------------------------------------------------------------------------------
                                                                 626           883        251         256
         ==================================================================================================

     i) COMPONENTS OF PERIODIC COST FOR DEFINED BENEFIT PENSION AND OTHER BENEFIT PLANS
         The following table presents the periodic cost for the defined benefit pension plans:

                                                                                    2006      2005    2004
         --------------------------------------------------------------------------------------------------
                                                                                        $       $       $
         Current service cost, net of participant contributions                       66        55      54
         Interest cost                                                               215       222     212
         Actual return on assets                                                    (363)     (350)   (265)
         Plan amendments                                                               9        10      83
         Recognized actuarial loss on accrued benefit obligation                       7       354     193
         Settlement, curtailment and special early retirement                          -        16      10
         --------------------------------------------------------------------------------------------------
         Benefit costs before adjustments to recognize the long-term nature
            of plans                                                                 (66)      307     287

         ADJUSTMENTS TO RECOGNIZE THE LONG-TERM NATURE OF PLANS:
         Difference between expected return and actual return on plan
            assets                                                                   132       123      35
          Difference between actuarial loss recognized for year and actual
            actuarial loss on accrued benefit obligation for year                     55      (323)   (188)
         Difference between amortization of past service costs for year and
            actual plan amendments for year                                            4         3     (74)
         --------------------------------------------------------------------------------------------------
         Defined benefit pension cost recognized                                     125       110      60
         ==================================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

         The following table presents the periodic cost for the other benefit plans:

                                                                                    2006      2005    2004
         --------------------------------------------------------------------------------------------------
                                                                                        $       $       $
         Current service cost, net of participant contributions                        4         3       2
         Interest cost                                                                13        13      13
         Plan amendments                                                               -        20      12
         Actuarial loss (gain) on accrued benefit obligation                          (6)       23      28
         Curtailment and special early retirement                                      -         -       3
         --------------------------------------------------------------------------------------------------
         Benefit costs before adjustments to recognize the long-term nature
            of plans                                                                  11        59      58

         ADJUSTMENTS TO RECOGNIZE THE LONG-TERM NATURE OF PLANS:

         Difference between actuarial loss (gain) recognized for year and actual actuarial loss (gain) on accrued benefit obligation for
            year                                                                      10       (20)    (25)
         Difference between amortization of past service costs
            for year and actual plan amendments for year                               3       (19)    (11)
         --------------------------------------------------------------------------------------------------
         Other benefit cost recognized                                                24        20      22
         ==================================================================================================


     j)  MEASUREMENT DATE AND ASSUMPTIONS
         The Company uses December 31 as the measurement date for all the defined benefit pension plans and other benefit plans.

         Weighted average assumptions used to determine net defined benefit plan and other benefit costs for the years ended as at December 31, were as follows:

                                                                                    2006      2005    2004
         --------------------------------------------------------------------------------------------------
                                                                                       %         %       %
            Discount rate                                                           5.25      6.00    6.25
            Expected long-term return on plan assets                                7.00      7.25    7.50
            Rate of compensation increase                                           3.10      3.10    3.55

         Weighted average assumptions used to determine benefit obligations as of December 31, were as follows:

                                                                                    2006              2005
                                                                                --------------------------
                                                                                       %                 %
           Discount rate                                                            5.25              5.25
           Rate of compensation increase                                            3.10              3.10

         Assumed health care cost trend rate for other benefit plans as of December 31, was as follows:

                                                                                    2006              2005
                                                                                --------------------------
                                                                                       %                 %
           Initial health care cost trend rate                                      9.75              9.43
           Cost trend rate declines to                                              6.13              6.14

           Year that the rate reaches the rate it is assumed to
           remain at                                                                2014              2014

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     k)  SENSITIVITY ANALYSIS
         Assumed health care cost trend rate has an effect on the amounts reported for the other benefit plans. A one-percentage-point increase or decrease in assumed health care trend rate would have the following impact on:

                                                                            INCREASE OF 1%  DECREASE OF 1%
                                                                            ------------------------------
                                                                                         $               $
           Net periodic benefit cost                                                     1              (1)
           Accrued benefit obligation                                                   20             (17)

     l) EXPECTED BENEFIT PAYMENTS

         Benefit   payments,   which  reflect   expected  future  service,   as
         appropriate, are expected to be paid as follows for the years ending December 31:

                                                          PENSION BENEFITS       OTHER    EXPECTED SUBSIDY
                                                                              BENEFITS        RECEIPTS (1)
                                                          ------------------------------ -----------------
                                                                         $           $                  $
           2007                                                        365          17                  -
           2008                                                        230          18                  -
           2009                                                        235          19                  -
           2010                                                        241          20                  -
           2011                                                        249          21                  -
           2012-2016                                                 1,389         114                  2
         =================================================================================================

         (1) In 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was passed, which introduced amongst others, a federal subsidy to sponsors of retiree health care benefit plans offering a prescription drug program comparable to Medicare's drug program. The FASB issued, in 2004, the FASB Staff Position 106-2, ACCOUNTING AND DISCLOSURE REQUIREMENTS RELATED TO THE MEDICARE PRESCRIPTION DRUG, IMPROVEMENT AND MODERNIZATION ACT OF 2003, which requires employers who sponsor post retirement health care plans that provide drug benefits to provide some disclosures as to the expectation of the subsidy that will be received. This only applies to our US other benefit plans.

         The estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.


22       CAPITAL STOCK

     a)  AUTHORIZED
         The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

     b)  ISSUED COMMON SHARES
                                                    2006                         2005                           2004
         -------------------------------------------------------------------------------------------------------------------
                                          MILLION                     Million                       Million
                                           SHARES       $              shares         $              shares          $
         -------------------------------------------------------------------------------------------------------------------
         Common shares, beginning of
            year                              440       3,518             440         3,517             440         3,517
         Share purchase financing
            agreements                          -           -               -             1               -             -
         -------------------------------------------------------------------------------------------------------------------
         Common shares, end of year           440       3,518             440         3,518             440        3,517
         ===================================================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

         The outstanding employee stock purchase loans receivable from employees totalled $2 million as at December 31, 2006 (2005 - $2 million, 2004 - $3 million). Those loans were granted to certain designated executives in an amount equal to the purchase price of the common shares acquired and are recorded against "Capital stock" in the consolidated balance sheets. The loans mature at various dates from 2007 to 2009. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid.

         On a per share basis, dividends declared for the year ended December 31, 2006 totalled $0.05 (2005 - $0.10, 2004 - $0.10).

         On July 25, 2006, the Company's Board of Directors suspended dividend payments.


23   EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share is calculated by dividing the net earnings
     (loss) attributable to common shares by the weighted average number of common shares outstanding during the year.

     Diluted earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to common shares by the weighted average number of common shares during the year, plus the potential dilutive effect of the exercise of stock options. The diluted earnings (loss) per share is calculated using the treasury method. Under this method, the proceeds from potential exercise of such stock options are assumed to be used to purchase common shares.

     For the years ended December 31, 2006, 2005 and 2004, the exercise of outstanding stock options would have had a non-dilutive effect on the earnings (loss) per share.


24   STOCK-BASED COMPENSATION PLANS

     a)  EMPLOYEE SHARE OWNERSHIP PLAN
         On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deductions, up to $3,000 annually. On January 31 of each year, provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares are purchased on the open market. Over the last three years, the Company has not incurred any significant expense under this plan.

     b)  DEFERRED SHARE UNITS PLANS
         The Company has established a deferred share units plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units ("DSUs"). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the executive's option, in the form of either cash or common shares of the Company, which are purchased on the open market. As at December 31, 2006, 623,126 DSUs were outstanding (2005 - 565,804 DSUs), and no significant amount was payable under this plan.

         Non-employee directors of the Company are also given the option to receive part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at December 31, 2006, 272,636 DSUs were outstanding (2005 - 180,956 DSUs), and no significant amount was payable under this plan.

         In addition, over the last three years, no significant expense was incurred as a result of these plans.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     c)  RESTRICTED SHARE UNITS PLAN
         Effective January 1, 2004, the Company implemented a new restricted share units ("RSUs") plan. This plan provides for the granting of RSUs to executives and senior managers and, on an exceptional basis, other selected high potential an/or high performing key employees. The vesting of RSUs will be entirely subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period (usually over 3 years). The Human Resources and Compensation Committee approves, on an annual basis, the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance will be evaluated, as well as the vesting conditions. During the year ended December 31, 2006, the Company granted 909,565 RSUs (2005 - 747,895 RSUs). As at December 2006, 2,298,508 RSUs were outstanding (2005 - 1,432,754 RSUs). During the year, under this plan, the Company has not incurred any significant expense, and there was no significant amount payable.

     d)  STOCK OPTION PLANS
         The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the granting date of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. A maximum of 19,000,000 stock options may be granted under the plan for eligible employees. Following a decision from the Board of Directors, there are no longer any options granted under the Directors' Stock Options Plan.

         Effective January 1, 2004, and retroactive to January 1, 2002, the Company records a stock options' expense based on the fair value-based method.

         During the year ended December 31, 2006, under the stock option plans, as described above, an amount of $6 million (2005 - $8 million, 2004 - $6 million) was included in "Contributed surplus" in the consolidated balance sheets in conjunction with the recognition of stock-based compensation expense. The related expense is included in "Selling, general and administrative expenses" in the consolidated statements of earnings.

         The fair value of each option granted during the years ended December 31, 2006, 2005 and 2004, was estimated on the granting date using the Black & Scholes option-pricing model with the following weighted average assumptions:

                                                                      2006      2005    2004
         ------------------------------------------------------------------------------------
         Assumptions
            Dividend yield                                            2.5%      1.6%     1.0%
            Volatility                                               36.6%     25.4%    32.5%
            Risk-free interest rate                                   4.1%      4.1%     4.1%
            Expected option lives (in years)                           6.1      6.1      6.1

         Weighted average fair value of each option ($/option)        1.32     2.11     4.19

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

         A summary of the status of the stock option plans as at December 31, 2006, 2005 and 2004, and changes during the years ended on those dates is presented below:

                                                 2006                           2005                          2004
         -----------------------------------------------------------------------------------------------------------------------
                                            OPTIONS       WEIGHTED          Options     Weighted           Options     Weighted
                                       (IN MILLIONS        AVERAGE     (in millions      average   (in millions of      average
                                         OF SHARES)       EXERCISE       of shares)     exercise           shares)     exercise
                                                             PRICE                         price                          price
         -----------------------------------------------------------------------------------------------------------------------
                                                          $/OPTION                      $/option                       $/option
         Outstanding, beginning
           of year                             13.6          12.61             13.9        13.61             13.0         13.95
         Granted                                1.5           4.06              1.4         6.12              1.3         10.45
         Forfeited                             (0.2)         13.18             (1.3)       15.06             (0.3)        13.91
         Expired                               (0.4)         17.78             (0.4)       17.29             (0.1)        15.54
         -----------------------------------------------------------------------------------------------------------------------
         Outstanding, end of year              14.5          11.51             13.6        12.61             13.9         13.61
         =======================================================================================================================

         Options exercisable, end
           of year                             10.7          13.19              9.7        13.89              9.5         14.61
         =======================================================================================================================

         The  following  table  summarizes   information  about  stock  options
         outstanding as at December 31, 2006:

                                                         OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
         ----------------------------------------------------------------------------------------------------------------------
          RANGE OF EXERCISE PRICES                OPTIONS         AVERAGE         WEIGHTED           OPTIONS         WEIGHTED
                                              OUTSTANDING       REMAINING          AVERAGE       EXERCISABLE          AVERAGE
                                             (IN MILLIONS            LIFE         EXERCISE      (IN MILLIONS         EXERCISE
                                               OF SHARES)      (IN YEARS)            PRICE        OF SHARES)            PRICE
         ----------------------------------------------------------------------------------------------------------------------
                                                                                  $/OPTION                           $/OPTION
          $ 4.06                                      1.5               9             4.06                -              4.06
          $ 6.12 to $9.82                             1.4               8             6.27              0.4              6.65
          $ 9.93 to $10.66                            1.3               7            10.45              0.6             10.45
          $10.97 to $11.73                            2.2               6            10.98              1.6             10.98
          $11.77 to $12.23                            1.8               4            11.82              1.8             11.82
          $12.86 to $13.33                            2.3               5            13.32              2.3             13.32
          $13.42 to $14.27                            1.3               3            13.45              1.3             13.45
          $14.40 to $15.37                            1.5               2            14.43              1.5             14.43
          $16.42 to $21.53                            1.2               1            19.54              1.2             19.54
         ----------------------------------------------------------------------------------------------------------------------
                                                     14.5               5            11.51             10.7             13.19
         ======================================================================================================================


25    FOREIGN CURRENCY TRANSLATION ADJUSTMENT

      Regarding investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company's net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company's investment in the respective foreign operations.

                                                                                                      2006              2005
      -----------------------------------------------------------------------------------------------------------------------
                                                                                                         $                 $
      Foreign currency translation adjustment, beginning of
      year                                                                                            (276)             (336)
      Unrealized gain (loss) for the year on translation of net assets                                  12               (60)
      Business divestiture (note 3)                                                                      -               120
      -----------------------------------------------------------------------------------------------------------------------

      Foreign currency translation adjustment, end of year                                            (264)             (276)
      =======================================================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

26   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     a)  FOREIGN EXCHANGE RISK MANAGEMENT
         The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in US dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.

         The Company had the following US dollar zero cost tunnel contracts outstanding as at December 31:

                                                                                                           Contract amount
                                                                                                        (in millions of US
         Maturity                        Contract rates to convert US$ into Canadian dollars                      dollars)
         --------------------------------------------------------------------------------------------------------------------
                                                2006                            2005                   2006           2005
         --------------------------------------------------------------------------------------------------------------------
                                         AVERAGE         AVERAGE         Average       Average
                                           FLOOR         CEILING           floor       ceiling
         2006                                  -               -          1.2157         1.2754          -           407
         2007                             1.1123          1.1669               -              -        217             -
         ====================================================================================================================

         The Company had the following US dollar forward exchange contracts outstanding as at December 31:

                                                                                                           Contract amount
                                                                                                        (in millions of US
         Maturity                        Contract rates to convert US$ into Canadian dollars                      dollars)
         --------------------------------------------------------------------------------------------------------------------
                                                2006                            2005                   2006           2005
         --------------------------------------------------------------------------------------------------------------------

         2006                                      -                          1.1866                      -            195
         2007                                 1.1414                               -                    415              -
         ====================================================================================================================

         The Company had the following Euro zero cost tunnel contracts outstanding as at December 31:

                                       Contract rates to convert Euros into Canadian dollars               Contract amount
         Maturity                                                                                   (in millions of Euros)
         --------------------------------------------------------------------------------------------------------------------
                                                2006                            2005                   2006          2005
         --------------------------------------------------------------------------------------------------------------------
                                         AVERAGE        AVERAGE          Average       Average
                                           FLOOR        CEILING            floor       ceiling
         2006
         2007                             1.5000         1.5553                -             -           60             -
         ====================================================================================================================

         The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2006, the Company would have paid a net amount of $10 million (2005 - $32 million received) had it settled its then outstanding foreign exchange contracts.

     b)  INTEREST RATE RISK MANAGEMENT
         The Company uses interest rate swap agreements to manage the fixed and floating interest rate mix of its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements. The related amount receivable or payable from counterparts is included in "Accounts receivable" or "Accounts payable and accrued liabilities".

         As at December 31, 2006, in order to hedge changes in fair value that are due to changes in market interest rates for a portion of the debt, the Company had US$800 million (2005 - US$800 million) of interest rate swap contracts designated as hedges of various fixed rate notes that are maturing in 2008 through 2011. The interest paid under these agreements is based on the six month LIBOR rate.

         The Company would have paid $37 million (2005 - $41 million) had it settled its interest rate swap contracts designated as hedges as at December 31, 2006.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

         As at December 31, 2004, the Company had $6 million of deferred gain realized on the early termination of interest rates swap contracts. In 2005, the Company recorded the gain in "Financial expenses" in the consolidated statements of earnings due to the repayment of debt related to that deferred gain.

         Interest on bank facilities can fluctuate depending upon the Company's ratings.

     c)  CREDIT RISK MANAGEMENT
         The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses.

         The Company is exposed to credit risk on the favorable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with credit-worthy financial institutions and sets a limit on a percentage basis that it can contract with any given financial institution.

     d)  SECURITIZATION AND ACCOUNTS RECEIVABLE
         The Company sells most of its trade accounts receivable through two securitization programs in order to reduce its working capital requirements. The Company has an ongoing securitization program committed until October 2008 to obtain aggregate proceeds of up to $350 million (US$300 million) from North American accounts receivable as well as an ongoing uncommitted securitization program to obtain aggregate proceeds of up to $146 million (US$125 million) from international accounts receivable, pursuant to sale agreements. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. Since the fees received for servicing the accounts receivable approximate the value of services rendered, no servicing asset or liability has been recorded.

         Under the programs, outstanding proceeds as at December 31, 2006 were $433 million out of total trade receivables sold of $588 million for a difference of $155 million, which is included in "Accounts receivable" in the consolidated balance sheets (2005 - $459 million out of total trade receivables sold of $599 million for a difference of $140 million).

         The net cash paid during the year, $27 million (2005 - $29 million received, 2004 - $39 million paid), is presented as a change in non-cash operating working capital components in the consolidated statements of cash flows. The net charge during the year is included in "Other expenses (income)" in the consolidated statements of earnings.

     e)  FAIR VALUE OF FINANCIAL INSTRUMENTS
         The book value of the Company's other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

         The differences between the carrying and the fair value of financial instruments contracted by the Company arise in part, from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 20 "Long-term debt" for a comparison of the carrying and the fair value of the Company's long-term debt.


27   COMMITMENTS AND CONTINGENCIES

     a)  CONTINGENCIES
         In the normal course of business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

         Although the Company considers the provision to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at December 31, 2006, or with respect to future claims, cannot be predicted with certainty. It is management's opinion that their resolution will not have a material adverse effect on the Company's consolidated financial position, earnings and cash flows.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     b)  ENVIRONMENTAL MATTERS
         The Company is subject to environmental laws and regulations, enacted by Federal, Provincial, State and local authorities.

         In 2006, the Company's operating expenditures for environmental matters, which comprise air emission, effluent treatment, landfill operation and closure, bark pile management and silviculture activities, amounted to $82 million (2005 - $89 million, 2004 - $80 million ). The Company made capital expenditures for environmental matters of $20 million in 2006 (2005 - $17 million, 2004 - $35 million) for the improvement of effluent treatment, air emissions and remedy actions to address environmental compliance.

         While the Company believes that it has identified costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations. These efforts may result in the identification of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

         Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on the Company's consolidated financial position, earnings and cash flows.

         As at December 31, 2006, the Company had an aggregate provision of $19 million (2005 - $23 million) for environmental matters. The Company anticipates that most of the liability as at December 31, 2006 will be paid out over the next five years. Provisions for environmental matters are not discounted and are included in "Accounts payable and accrued liabilities" on the consolidated balance sheets.

         As at December 31, 2006, the Company had an aggregate provision of $18 million (2005 - $24 million) for asset retirement obligations. The Company anticipates that most of the liability at December 31, 2006 will be paid out over the next five years. Provision for asset retirement obligations is discounted and is included in "Accounts payable and accrued liabilities" on the consolidated balance sheets.

         The Company has also identified other asset retirement obligations for which no liability has been recorded. These relate to assets with an undetermined useful life, for which the Company does not have sufficient information to set a realistic obligation maturity schedule. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to set an obligation maturity schedule.

     c)  COMMITMENTS
         In the normal course of its business activities, the Company has commitments under various equipment, office operating leases and purchase obligations for expected cash outflows for the following years as presented herein:

                                                                           $
         -----------------------------------------------------------------------

         2007                                                              78
         2008                                                              47
         2009                                                              42
         2010                                                              38
         2011                                                              35
         Thereafter                                                       111
         -----------------------------------------------------------------------
         Total                                                            351
         =======================================================================

     d)  INDEMNITIES
         The Company has, over time, sold portions of its business. Pursuant to these sale agreements, the Company may have to indemnify the
         purchasers   because  of   representations,   guarantees  and  related
         indemnities made by the Company on issues such as tax, environment, litigation, employment matters or as a result of other indemnification obligations. These types of indemnification guarantees generally extend for periods not exceeding 10 years.

         The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal, accordingly, no provisions have been recorded.

         Historically, the Company has not incurred any significant expense under such agreements.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

28   SUBSEQUENT EVENTS

     INDEFINITELY IDLED PAPER MILL
     On February 25, 2007, the Fort William paper mill located in Thunder Bay, Ontario has been idled for an indefinite period.

     ABITIBI-CONSOLIDATED INC. AND BOWATER INCORPORATED MERGER
     On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated announced a definitive agreement to combine in an all-stock merger of equals. The combined company, to be called AbitibiBowater Inc., will be incorporated in Delaware as the new parent company and will apply to list its shares on the New York and Toronto stock exchanges.

     Under   the   terms   of   the   transaction,   each   common   share   of
     Abitibi-Consolidated will be exchanged for 0.06261 common share of AbitibiBowater, and each Bowater common share will be exchanged for 0.52 common share of AbitibiBowater. The exchange ratio will result in 48% of AbitibiBowater being owned by former Abitibi-Consolidated shareholders and 52% of AbitibiBowater being owned by former Bowater shareholders.

     The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. Abitibi-Consolidated and Bowater will continue to operate separately until the transaction closes.

     PARTNERSHIP IN ENERGY GENERATION
     On January 26, 2007, Abitibi-Consolidated announced that it had entered into a binding letter of intent with the Caisse de depot et placement du Quebec (Caisse) to create a partnership for the Company's Ontario hydroelectric assets, consisting of approximately 137 Megawatts of installed capacity. The Company retains a 75% interest in the partnership, called ACH Limited Partnership, while the Caisse will acquire a 25% interest. The Caisse has also provided a commitment to ACH Limited Partnership for a 10 year unsecured term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the facilities. The transaction, on a consolidated basis, is expected to yield gross proceeds of $297.5 million to Abitibi-Consolidated. Closing of the transaction is expected to take place in the first half of 2007 and is subject to execution of definitive agreements and certain other conditions and approvals.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

29   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from US GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

     a)  NET EARNINGS (LOSS) ADJUSTMENTS

         The  following  table  provides a  reconciliation  of the net earnings
         (loss) under Canadian GAAP to US GAAP:

                                                                          2006      2005      2004
         --------------------------------------------------------------------------------------------
                                                                             $         $        $
         Net earnings (loss), as reported in the consolidated statements
            of earnings per Canadian GAAP                                   54      (350)      (36)
         Current year adjustments
            Contract for the purchase of energy (12)                         2         -         -
             Stock option expense (7)                                        -         -        (2)
            Income tax expense (12)                                         (1)        -         -
         --------------------------------------------------------------------------------------------
         Net earnings (loss), as adjusted per US GAAP                       55      (350)      (38)
         ============================================================================================

         Composition of net earnings, as adjusted per US GAAP
            Earnings (loss) from continuing operations                      55      (350)     (113)
            Earnings from discontinued operations (9)                        -         -        75
         --------------------------------------------------------------------------------------------
         Net earnings (loss), as adjusted per US GAAP                       55      (350)      (38)
         ============================================================================================

         Per common share (basic and diluted), as adjusted per US GAAP
            Earnings (loss) from continuing operations                    0.12     (0.80)    (0.26)
            Earnings from discontinued operations (9)                        -         -      0.17
         --------------------------------------------------------------------------------------------
         Net earnings (loss), as adjusted per US GAAP                     0.12     (0.80)    (0.09)
         ============================================================================================

         All numerical references in this table relate to note 29 d).

     b)  CONDENSED CONSOLIDATED BALANCE SHEETS

         The following table presents the condensed consolidated balance sheets under Canadian and US GAAP:

                                                              2006                        2005
        -----------------------------------------------------------------------------------------------
                                                     CANADIAN GAAP       US    Canadian GAAP        US
                                                                       GAAP                       GAAP
        -----------------------------------------------------------------------------------------------
                                                               $          $              $           $
        ASSETS
        Current assets (1) (3) (6)                         1,371      1,354          1,207       1,218
        Investments (3)                                       10         32              9          31
        Property, plant and equipment (3)                  3,984      3,950          4,260       4,226
        Intangible assets (5)                                460        460            473         568
        Employee future benefits (5)                         328         19            248          33
        Future income taxes (5)                              322        354            414         428
        Other assets                                         190        190            137         137
        Goodwill (4)                                       1,297      1,254          1,296       1,253
        -----------------------------------------------------------------------------------------------
                                                           7,962      7,613          8,044       7,894
        ===============================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

                                                                 2006                            2005
        -------------------------------------------------------------------------------------------------
                                                          CANADIAN         US     Canadian            US
                                                              GAAP       GAAP         GAAP          GAAP
        -------------------------------------------------------------------------------------------------
                                                              $          $            $             $
        LIABILITIES AND SHAREHOLDERS' EQUITY
        Current liabilities (1) (2) (3)                        857        896          951           984
        Long-term debt (2)  (3)                              3,792      3,731        3,744         3,679
        Employee future benefits (5)                           162        877          154           700
        Future income taxes (5) (12)                           629        322          716           528
        Other long-term liability (12)                           -         17            -             -
        Non-controlling interests (5)                           71         65           78            78
        Shareholders' equity (1) (5) (7) (12)                2,451      1,705        2,401         1,925
        -------------------------------------------------------------------------------------------------
                                                             7,962      7,613        8,044         7,894
        =================================================================================================

         All numerical references in this table relate to note 29 d).

     c)  CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

         The following table presents the condensed consolidated statements of cash flows under Canadian and US GAAP:

                                                              2006                    2005                      2004
        -----------------------------------------------------------------------------------------------------------------------
                                                     CANADIAN          US     Canadian            US    Canadian            US
                                                         GAAP        GAAP         GAAP          GAAP        GAAP          GAAP
        -----------------------------------------------------------------------------------------------------------------------
                                                            $           $             $            $           $             $
        Cash flows from (used in) operating
           activities (3)                                 232         225          164           159          (3)            8
        Cash flows from (used in) financing
           activities (3)                                  22          23         (797)         (796)        161           168
        Cash flows from (used in) investing
           activities (3)                                (123)       (117)         566           592         (86)          (49)
        Cash generated by discontinued
            operations (9)                                  -          -             3             -          15             -
        -----------------------------------------------------------------------------------------------------------------------
        Increase (decrease) in cash and cash
          equivalents                                     131         131          (64)          (45)         87           127
        Currency translation adjustment on cash             5           5           (4)           (4)         (5)           (4)
        Cash and cash equivalents (bank
          indebtedness), beginning of year (3)             67          62          135           111          53           (12)
        -----------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents, end of year (3)        203         198           67            62         135           111
        =======================================================================================================================

         All numerical references in this table relate to note 29 d).

     d)  DIFFERENCES BETWEEN CANADIAN AND US GAAP

         1)   CURRENCY OPTIONS AND FORWARD EXCHANGE CONTRACTS
              The Company has outstanding options and/or forward exchange contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of two years. On January 1, 2001, under US GAAP, the Company adopted the FASB Statement of Financial Accounting Standards ("SFAS") 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended. In accordance with this statement, the Company has recorded in its balance sheets the fair value of the options and forward exchange contracts used to hedge a portion of the Company's revenues. Changes in the fair value of these options and forward exchange contracts are recorded in "Other comprehensive income (loss)", a separate component of shareholders' equity until the underlying transaction is recorded in earnings. There are no similar fair value recognitions under Canadian GAAP. When the hedged item affects earnings, gains or losses are reclassified from "Accumulated other comprehensive income (loss)" to the consolidated statements of earnings on the same line as the underlying transaction ("Sales"). Any ineffective portion of hedging derivative's change in fair value is recognized immediately into earnings. The fair value of derivative contracts that is recognized in the balance sheets is included in "Accounts receivable" or "Accounts payable and accrued liabilities". Cash flows related to the derivative instruments are included in operating activities.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

              Based on the current value, the estimated net amount of the existing loss for options and forward exchange contracts on the reporting date that is expected to be reclassified to earnings within the next 12 months amounts to $10 million.

         2)   INTEREST RATE SWAP CONTRACTS
              The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Under Canadian GAAP, an outstanding interest rate swap contract's fair value is not recognized on the balance sheets. In US GAAP under SFAS 133, when an interest rate swap contract is designated as an effective fair value hedge of the debt, the swap is measured at fair value on the balance sheets and the offset is applied to the book value of the debt. Cash flows related to the derivative instruments are included in operating activities.

          3)  JOINT VENTURES
              The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method. This difference does not affect net earnings.

         4)   DUPLICATE PROPERTY PROVISIONS
              Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP would not have permitted this accounting treatment in accordance with Emerging Issues Task Force Abstract 95-3, RECOGNITION OF LIABILITIES IN CONNECTION WITH A PURCHASE BUSINESS COMBINATION and these costs would have been recorded in earnings.

         5)   EMPLOYEE FUTURE BENEFITS
              Effective December 31, 2006, the Company adopted SFAS 158, ACCOUNTING FOR DEFINED BENEFIT PLANS AND OTHER POST-RETIREMENT BENEFITS - AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106 AND 132 (R). This standard requires an employer to recognize the over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that status in the year in which the change occurs through "Other comprehensive income (loss)". SFAS also eliminates the early measurement date option and provides for additional annual disclosures. The Company currently measures its plan assets and benefit obligations as of December 31 each year. There are no such requirements under Canadian GAAP. The following table presents the incremental effect of applying this statement on individual line items in the consolidated balance sheet as at December 31, 2006:

                                                         Before application of   Incremental effect of  After application of
                                                                  SFAS No. 158   applying SFAS No. 158          SFAS No. 158
              --------------------------------------------------------------------------------------------------------------
                                                                          $                        $                     $
              Intangible assets                                         528                      (68)                  460
              Employee future benefits                                  328                     (309)                   19
              Future income taxes                                       332                       22                   354
                                                                              -------------------------

              Total assets                                            7,968                     (355)                7,613
              ==============================================================================================================

              Employee future benefits                                  525                      352                   877
              Future income taxes                                       538                     (216)                  322
              Non-controlling interests                                  71                       (6)                   65
              Accumulated other comprehensive income                   (468)                    (485)                 (953)
                                                                              -------------------------

              Total liabilities and shareholder's equity              7,968                     (355)                7,613
              ==============================================================================================================

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

              Components of net periodic benefit cost:

                                                                  Pension benefit plans            Other benefit plans
              ------------------------------------------------------------------------------------------------------------
                                                              2006        2005        2004      2006        2005      2004
              ------------------------------------------------------------------------------------------------------------
                                                                 $           $           $         $           $        $
              Service cost                                      66          55         54         4            3        2
              Interest cost                                    215         222        212        13           13       13
              Expected return on plan assets                  (231)       (227)      (230)        -            -        -
              Amortization of past service cost                 13          13          9         3            1        1
              Amortization of unrecognized actuarial loss       62          31          5         4            3        3
              Settlement, curtailment and special early
                retirement                                       -          16         10         -            -        3
              ------------------------------------------------------------------------------------------------------------
              Net periodic benefit cost                        125         110         60        24           20       22
              ============================================================================================================

              Amounts expected to be recognized in net periodic benefit cost:

                                                                               Pension benefit plans   Other benefit plans
              -------------------------------------------------------------------------------------------------------------
                                                                                                2007                  2007
              -------------------------------------------------------------------------------------------------------------
                                                                                                   $                     $
              Past service cost amortization                                                      13                     3
              Net actuarial loss amortization                                                     61                     3
              =============================================================================================================

              Until the adoption of SFAS 158, the provisions of SFAS 87, EMPLOYERS' ACCOUNTING FOR PENSIONS required the Company to record an additional minimum pension liability for plans where the accumulated benefit obligation exceeded plan assets' fair value. With regards to these plans, an intangible asset was recorded up to the extent of unrecognized past service costs. The balance was recorded net of income tax in "Other comprehensive income
              (loss)". There were no such requirements under Canadian GAAP.

              The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $2,509 million, $2,292 million and $1,930 million, respectively, as at December 31, 2006 (2005 - $3,926 million, $3,590 million and $3,041 million, respectively).

              Accumulated benefit obligation as of December 31, 2006 amounted to $3,916 million (2005 - $3,823 million).

         6)   ACCOUNTS RECEIVABLE
              As at December 31, 2006, accounts receivable included $90 million of non-trade receivables and nil of income tax receivables (2005
              - $94 million of non-trade receivables and $85 million of income tax receivables).

         7)   STOCK-BASED COMPENSATION PLANS
              Effective January 1, 2006, the Company adopted SFAS 123 (Revised). This standard amends SFAS 123 ACCOUNTING FOR STOCK-BASED COMPENSATION and supersedes SFAS 148 ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE - AN AMENDMENT OF FASB STATEMENT NO. 123. The principal amendments relate to the requirement to use a fair value method to record stock-based compensation, to the measurement methodology to evaluate equity instruments such as options and to the financial statement disclosure requirements. The measurement methodology must specifically provide for an estimation of forfeitures of employee stock awards, and compensation cost shall only include cost for awards expected to vest. As the fair value provisions of SFAS No. 123 (R) are consistent with the Company's stock-based compensation plans, the application of this standard has not had significant impacts on its consolidated financial statements.

              Effective January 1, 2004, for US GAAP purposes, the Company adopted the fair value method of accounting using the modified prospective method of SFAS 148. Accordingly, the compensation expense for 2004 reflects the fair value of all stock options granted since January 1, 2004 as well as the relevant portion of grants made prior to January 1, 2004 that were not vested at that date.

              Under Canadian GAAP, the Company adopted the  recommendations  of
              Section 3870 of the Handbook, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS which also states that a fair value based measurement must be used. However, the recommendations were applied retroactively with restatement for all stock options granted since January 1, 2002.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

              Consequently, under US GAAP, there is no difference in the compensation expense for 2006 and 2005 (2004 - the compensation expense was $2 million higher).

         8)   DIVIDENDS FROM INVESTMENTS SUBJECT TO SIGNIFICANT INFLUENCE
              For the year ended December 31, 2006, the Company received dividends or cash distributions in the amount of $5 million from its joint ventures (2005 - $25 million, 2004 - $31 million).

         9)   DISCONTINUED OPERATIONS
              On November 17, 2005, the Company completed the sale of its 50% share ownership in PanAsia. Under Canadian GAAP, the Company's share in the results, prior to the sale, is reported as discontinued operations. Under US GAAP, as the investment was accounted for using the equity method, there are no discontinued operations.

              Under US GAAP, the amount for each category of cash flows from discontinued operations presented in note 9 would be presented directly on the statement of cash flows.

         10)  RESEARCH AND DEVELOPMENT TAX CREDITS
              Tax credits relating to research and development are recognized in earnings as a reduction of the related expenses, which are part of cost of products sold, when the Company has made the qualifying expenditures and has a reasonable assurance that the credits will be realized.

              Under US GAAP, those tax credits have been recorded as a reduction of the income tax expense or an increase of the income tax recovery. The tax credits relating to research and development for the year ended December 31, 2006 amounted to $29 million (2005 - $52 million, 2004 - $13 million).

         11)  INVENTORY COSTS
              Effective January 1, 2006, the Company adopted SFAS 151, INVENTORY COSTS - AN AMENDMENT OF FASB STATEMENT NO. 43, CHAPTER 4, issued by the FASB. This standard requires the allocation of fixed production overheads over normal capacity and the expensing of abnormal amounts of idled facility expense, freight, handling costs, and wasted material. The application of this standard has not had significant impacts on the Company's consolidated financial statements.

         12) CONTRACT FOR THE PURCHASE OF ENERGY AND QUANTIFYING FINANCIAL STATEMENT MISSTATEMENTS
              In September 2006, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 108, CONSIDERING THE EFFECTS OF PRIOR YEAR
              MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

              Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement - including the reversing effect of prior year misstatements - but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the application of the guidance in SAB 108, the Company used the roll-over method for quantifying financial statement misstatements.

              In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

              SAB 108  permits the Company to  initially  apply its  provisions either by (i) restating prior financial statements as if the "dual approach" had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the book values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings (deficit). The Company previously quantified the errors described below under the roll-over method and concluded that they were immaterial--individually and in the aggregate for all the periods in which the misstatement originated. The Company elected to record the effects of applying SAB 108 using the cumulative effect transition method. The following table summarizes the effects up to January 1, 2006 of applying the guidance in SAB 108:

                                                                 Period in which the misstatement originated
              ---------------------------------------------------------------------------------------------------------------
                                                               Cumulative                                         ADJUSTMENT
                                                                 prior to                                        RECORDED AS
                                                                  January            Years ended December 31    OF JANUARY 1,
                                                                     2004               2004            2005            2006
              ---------------------------------------------------------------------------------------------------------------
                                                                        $                  $               $               $
              Other long-term liability (i)                            26                 (3)             (6)             17
              Future income tax liabilities (ii)                       (8)                 1               2              (5)
              Foreign currency translation adjustment                   -                  -               2               2
              Impact on net earnings (loss) (iii)                     (18)                 2               2
              Deficit (iv)                                                                                               (14)


              i) A contract for the purchase of energy, containing embedded derivatives signed in 1998 was deemed acquired in April 2000 in the business combination of the Company and Donohue Inc. Therefore, this contract should have been marked-to-market with changes in fair value flowing through net earnings (loss) since the adoption of SFAS 133 in 2001. As a result of this error, the Company's cost of products sold was understated by $26 million (cumulatively) in years prior to 2004, overstated by $3 million in 2004 and by $3 million in 2005. The Company recorded a $17 million increase in long term liability as of January 1, 2006 with $14 million increase in deficit to correct these misstatements.

              ii) As a result of the misstatements described, the Company's provision for income taxes was overstated by $8 million (cumulatively) in years prior to 2004, understated by $1 million in 2004 and by $1 million in 2005.

              iii) Represents the net under-statement (over-statement) of net earnings (loss) for the indicated periods resulting from these misstatements

              iv) Represents the net increase to deficit recorded as of January 1, 2006 to record the initial application of SAB 108.

              The  effect  on the  statement  of  earnings  for the year  ended
              December 31, 2006 was a reduction of $2 million of cost of products sold and an increase of $1 million of income tax expense. In addition, foreign currency translation adjustment was positively impacted by $1 million in 2006 in "Other comprehensive income (loss)".

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(in millions of Canadian dollars, unless otherwise noted)
-------------------------------------------------------------------------------

     e)  COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME
         (LOSS)

         i)   COMPREHENSIVE INCOME (LOSS)
              Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income (loss). This statement would be as follows for the years ended December 31:

                                                                                      2006           2005            2004
              ------------------------------------------------------------------------------------------------------------
                                                                                         $              $               $
               Net earnings (loss) in accordance with US GAAP                           55          (350)            (38)

               Other comprehensive income (loss)
                 Foreign currency translation adjustment (12)                           11             60            (70)
                 Loss on currency options and forward exchange contracts
                   qualifying as a cash flow hedge, net of taxes of  $14
                   million (2005 - $18 million, 2004 - $3 million) (1)                (29)           (42)             (6)
                 Additional minimum liability adjustment of defined
                   benefit pension plans, net of taxes of $112 million
                   (2005 - $38 million, 2004 - $76 million) (5)                        256           (80)           (175)
              ------------------------------------------------------------------------------------------------------------
                                                                                       238           (62)           (251)
              ------------------------------------------------------------------------------------------------------------

               Comprehensive income (loss)                                             293           (412)          (289)
              ------------------------------------------------------------------------------------------------------------

              All numerical references in this table relate to note 29 d).

         ii)  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                                     2006            2005
              ------------------------------------------------------------------------------------------------------------
                                                                                                        $               $
               Foreign currency translation adjustment (12)                                         (263)           (276)
               Unrealized gain (loss) on currency options and forward exchange contracts,
                 net of taxes (1)                                                                     (7)             22
               Additional minimum liability of defined benefit pension plans, net of taxes (5)         -            (454)
               Unrecognized actuarial gains and losses and past service cost on defined
                 benefit pension and other benefit plans, net of taxes (5)                          (683)              -
              ------------------------------------------------------------------------------------------------------------

               Accumulated other comprehensive loss                                                 (953)           (708)
              ============================================================================================================

              All numerical references in this table relate to note 29 d).


     f)  RECENT ACCOUNTING DEVELOPMENTS

         ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES
         During the year, the FASB has issued FIN 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES. This standard prescribes recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on the recognition, reclassification, interest and penalties, accounting in interim period, disclosure and transition. The Company will apply this standard on January 1, 2007. The application of this standard is not expected to have significant impact on the Company's consolidated financial statements.

         FAIR VALUE MEASUREMENTS
         During the year, the FASB has issued SFAS 157, FAIR VALUE MEASUREMENTS. This standard establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The Company must apply this standard at the latest on January 1, 2008. The Company will evaluate the effect of this standard on its consolidated financial statements.


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